LIBERTY UTILITIES FINANCE GP1
AND
THE BANK OF NEW YORK MELLON,
as Trustee

INDENTURE
DATED AS OF JULY 2, 2012

SENIOR UNSECURED DEBT SECURITIES

LIBERTY UTILITIES FINANCE GP1 RECONCILIATION AND TIE BETWEEN TRUST INDENTURE ACT OF 1939, AS AMENDED, AND INDENTURE, DATED AS OF JULY 2, 2012

TRUST INDENTURE ACT SECTION	INDENTURE SECTION
Section 310(a)(1)	6.9
(a)(2)	6.9(a)
(3)	Not Applicable
(a)(4)	Not Applicable
(a)(5)	6.9
(b)	6.8
Section 311	6.13
Section 312(a)	7.1, 7.2(a)
(b)	7.2(b)
(c)	7.2(c)
Section 313(a)	7.3
(b)	*
(c)	*
(d)	7.3
Section 314(a)	7.4
(a)(4)	10.5
(b)	Not Applicable
(c)(1)	1.3
(c)(2)	1.3
(c)(3)	Not Applicable
(d)	Not Applicable
(e)	1.3
Section 315(a)	6.1(a)
(b)	6.2
(c)	6.1(b)
(d)	6.1(c)
(d)(1)	6.1(a)(1)
(d)(2)	6.1(c)(2)
(d)(3)	6.1(c)(3)
(e)	5.14
Section 316(a)	1.1, 1.2(a)(1)
(A)	5.2, 5.12
(a)(1)(B)	5.13
(a)(2)	Not Applicable
(b)	5.8
(c)	1.5(f)
Section 317(a)(1)	5.3
(a)(2)	5.4
(b)	10.3
Section 318(a)	1.8

NOTE:	This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Indenture.

*	Deemed included pursuant to Section 318(c) of the Trust Indenture Act

i

ii

NOTE:    This table of contents shall not, for any purpose, be deemed to be a part of the Indenture.

iii

PARTIES
INDENTURE, dated as of July 2, 2012, among LIBERTY UTILITIES FINANCE GP1, a general partnership duly organized and existing under the laws of the State of Delaware (herein called the “Issuer”), the GUARANTORS (as defined hereinafter) and THE BANK OF NEW YORK MELLON, a New York banking corporation, as trustee (the “Trustee”).
RECITALS OF THE ISSUER:
The Issuer has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its unsecured senior debentures, notes or other evidences of indebtedness (herein called the “Securities”), which may but are not required to be guaranteed by the Guarantors, to be issued in one or more series as provided in this Indenture.
All things necessary to make this Indenture a valid agreement of the Issuer and of the Guarantors, in accordance with its terms, have been done.
NOW, THEREFORE, THIS INDENTURE WITNESSETH:
For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities or of series thereof, as follows:

Article 1
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION
Section 1.1    Definitions.
For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:
(a)    the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;
(b)    all terms used in this Indenture that are defined in the Trust Indenture Act, defined by a Trust Indenture Act reference to another statute or defined by an SEC rule under the Trust Indenture Act have the meanings so assigned to them;
(c)    all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP;
(d)    the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;
(e)    the words “Article” and “Section” refer to an Article and Section, respectively, of this Indenture;
(f)    the word “includes” and its derivatives means “includes, but is not limited to” and corresponding derivative definitions; and
(g)    unless otherwise provided, references to agreements and other instruments shall be deemed to include all amendments and other modifications to such agreements and instruments, but only to the extent such amendments and other modifications are not prohibited by the terms of this Indenture.
Certain terms, used principally in Article Six, are defined in that Article.
“Act”, when used with respect to any Holder, has the meaning specified in Section 1.5.
“Additional Defeasible Provision” means a covenant or other provision contained that is (a) made part of this Indenture pursuant to a supplemental indenture hereto, an Issuer Resolution or an Issuer’s Certificate delivered pursuant to Section 3.1, and (b) pursuant to the terms set forth in such supplemental indenture, Issuer Resolution or Issuer’s Certificate, made subject to the provisions of Article Thirteen.
“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management

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or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.
“Authenticating Agent” means any Person authorized by the Trustee to act on behalf of the Trustee to authenticate Securities.
“Banking Day” means, in respect of any city, any date on which commercial banks are open for business in that city.
“Bankruptcy Law” means any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law.
“Board of Directors” means either the board of directors of a Guarantor or any duly authorized committee of that board to which the powers of that board have been lawfully delegated.
“Board Resolution” means a copy of a resolution certified by, the President, any Vice President, Treasurer, Secretary or an Assistant Secretary of a Guarantor, or any other authorized officer of a Guarantor, or a person duly authorized by any of them, in each case as applicable, to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee. Where any provision of this Indenture refers to action to be taken pursuant to a Board Resolution, such action may be taken by any committee, Officer or employee of a Guarantor authorized to take such action by the Board of Directors as evidenced by a Board Resolution.
“Business Day”, when used with respect to any Place of Payment or other location, means, except as otherwise provided as contemplated by Section 3.1 with respect to any series of Securities, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment or other location are authorized or obligated by law, executive order or regulation to close.
“CINS” means CUSIP International Numbering System.
“Code” means the United States Internal Revenue Code of 1986, as amended, from time to time, and the rules and regulations promulgated thereunder, from time to time.
“Company Request” or “Company Order” means, in the case of a Guarantor, a written request or order signed in the name of such Guarantor by its President, any of its Vice Presidents, Treasurer, Secretary or any other duly authorized officer of such Guarantor or any person duly authorized by any of them, and delivered to the Trustee.
“Corporate Trust Office” means the office of the Trustee at which at any particular time its corporate trust business shall be principally administered, which office at the date of the execution of this instrument is its address specified in Section 1.6 or such other address as to which the Trustee may designate from time to time by notice to the Issuer, or the principal

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corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Issuer).
“corporation” includes corporations, companies, associations, partnerships, limited partnerships, limited liability companies, joint-stock companies and trusts.
“Covenant Defeasance” has the meaning specified in Section 13.3.
“CUSIP” means the Committee on Uniform Securities Identification Procedures.
“Debt” means any obligation created or assumed by any Person for the repayment of money borrowed and any purchase money obligation created or assumed by such Person and any guarantee of the foregoing.
“Default” means, with respect to a series of Securities, any event that is, or after notice or lapse of time or both would be, an Event of Default.
“Defaulted Interest” has the meaning specified in Section 3.7.
“Definitive Security” means a security other than a Global Security or a temporary Security.
“Depositary” means, with respect to the Securities of any series issuable or issued in whole or in part in the form of one or more Global Securities, a clearing agency registered under the Exchange Act that is designated to act as depositary for such Securities as contemplated by Section 3.1, until a successor Depositary shall have become such pursuant to the applicable provisions of this Indenture, and thereafter shall mean or include each Person which is a Depositary hereunder, and if at any time there is more than one such Person, shall be a collective reference to such Persons.
“Dollar” or “$” means the coin or currency of the United States of America, which at the time of payment is legal tender for the payment of public and private debts.
“Event of Default” has the meaning specified in Section 5.1.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Foreign Currency” means a currency used by the government of a country other than the United States of America.
“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the indenture will be computed in conformity with GAAP.

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“Global Security” means a Security in global form that evidences all or part of a series of Securities and is authenticated and delivered to, and registered in the name of, the Depositary for the Securities of such series or its nominee.
“Governmental Authority” means:
(a)    the government of:
(i)the United States of America or any State or other political subdivision thereof, or
(ii)any other jurisdiction in which the Issuer or any Guarantor conducts all or any part of its business, or which asserts jurisdiction over any properties of the Issuer or any Guarantor; or
(b)    any entity exercising executive, legislative, judicial, regulatory or     administrative functions of, or pertaining to, any such government.
“Guarantor” means each Person that becomes a guarantor of any Securities pursuant to the applicable provisions of this Indenture.
“Holder” means a Person in whose name a Security is registered in the Security Register.
“Indenture” means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, including, for all purposes of this instrument, and any such supplemental indenture, the provisions of the Trust Indenture Act that are deemed to be part of and govern this instrument and any such supplemental indenture, respectively. The term “Indenture” also shall include the terms of particular series of Securities established as contemplated by Section 3.1.
“Indexed Security” means any Security as to which the amount of payments of principal, premium, if any, and/or interest, if any, due thereon is determined with reference to the rate of exchange between the currency or currency unit in which the Security is denominated and any other specified currency or currency unit, to the relationship between two or more currencies or currency units, to the price of one or more specified securities or commodities, to one or more securities or commodities exchange indices or other indices or by other similar methods or formulas, all as specified in accordance with Section 3.1.
“interest”, when used with respect to an Original Issue Discount Security which by its terms bears interest only after Maturity, means interest payable after Maturity.
“Interest Payment Date”, when used with respect to any Security, means the Stated Maturity of an installment of interest on such Security.

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“Issuer” means the Person named as the “Issuer” in the first paragraph of this instrument until a successor or resulting entity shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Issuer” shall mean such successor or resulting entity.
“Issuer’s Certificate” means a certificate signed by a general partner, manager or director, as applicable, of the Issuer, or the President, any of its Vice Presidents, Treasurer or Secretary or any other duly authorized officer of the Issuer or a person duly authorized by any of them and delivered to the Trustee.
“Issuer Request” or “Issuer Order” means a written request or order signed in the name of the Issuer by a general partner, manager or director, as applicable, of the Issuer or President, any of its Vice Presidents, Treasurer or Secretary or any other duly authorized officer of the Issuer or any person duly authorized by any of them and delivered to the Trustee.
“Issuer Resolution” means a copy of a resolution certified by the President, any Vice President, Treasurer or Secretary or any other duly authorized officer of the Issuer, or a person duly authorized by any of them, in each case as applicable to have been duly adopted by the Issuer and to be in full force and effect on the date of such certification, and delivered to the Trustee. Where any provision of this Indenture refers to action to be taken pursuant to an Issuer Resolution (including the establishment of any series of the Securities and the forms and terms thereof), such action may be taken by any committee, Officer or employee of the Issuer authorized to take such action by the Issuer as evidenced by an Issuer Resolution.
“Judgment Currency” has the meaning specified in Section 1.16.
“Legal Defeasance” has the meaning specified in Section 13.2.
“mandatory sinking fund payment” has the meaning specified in Section 12.1.
“Maturity”, when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.
“Notice of Default” means a written notice of the kind specified in Section 5.1(c) or Section 5.1(d).
“Officer” means, in the case of the Issuer, the President, any of its Vice Presidents, the Treasurer or the Secretary or any other duly authorized officer of the Issuer, and, in the case of any Guarantor, the President, any of its Vice Presidents, the Treasurer or the Secretary or any other duly authorized officer of such Guarantor.
“Officer’s Certificate” means, in the case of a Guarantor, a certificate signed by the President, any of its Vice Presidents, Treasurer or Secretary or any other duly authorized officer of such Guarantor, or a person duly authorized by any of them, and delivered to the Trustee.

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“Opinion of Counsel” means a written opinion of counsel, who may be an employee of or counsel for the Issuer, a Guarantor, or any Affiliate, as the case may be, and who shall be reasonably acceptable to the Trustee.
“optional sinking fund payment” has the meaning specified in Section 12.1.
“Original Issue Discount Security” means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.2.
“Outstanding”, when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:
(a)    Securities theretofore canceled by the Trustee or delivered to the Trustee for cancellation;
(b)    Securities for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Issuer) in trust or set aside and segregated in trust by the Issuer (if the Issuer shall act as its own Paying Agent) for the Holders of such Securities; provided, however, that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;
(c)    Securities which have been paid pursuant to Section 3.6 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands such Securities are valid obligations of the Issuer; and
(d)    Securities, except to the extent provided in Section 13.2 and Section 13.3, with respect to which the Issuer has effected Legal Defeasance or Covenant Defeasance as provided in Article Thirteen, which Legal Defeasance or Covenant Defeasance then continues in effect;
provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof on such date pursuant to Section 5.2, (ii) the principal amount of a Security denominated in one or more currencies or currency units other than U.S. dollars shall be the U.S. dollar equivalent of such currencies or currency units, determined in the manner provided as contemplated by Section 3.1 on the date of original issuance of such Security, or by Section 1.15, if not otherwise so provided pursuant to Section 3.1, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent (as so determined) on the date of original issuance of such Security of the amount determined as provided in clause (i) above) of such Security, and

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(iii) Securities owned by the Issuer, any Guarantor or any other obligor upon the Securities or any Affiliate of the Issuer or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Securities which the Trustee knows to be so owned shall be so disregarded. Securities so owned as described in clause (iii) of the immediately preceding sentence which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right to act with respect to such Securities and that the pledgee is not the Issuer, a Guarantor or any other obligor upon the Securities or any Affiliate of the Issuer or of such other obligor.
“Paying Agent” means any Person authorized by the Issuer to pay the principal of and any premium or interest on any Securities on behalf of the Issuer.
“Periodic Offering” means an offering of Securities of a series from time to time, the specific terms of which Securities, including, without limitation, the rate or rates of interest or formula for determining the rate or rates of interest thereon, if any, the Stated Maturity or Stated Maturities thereof, the original issue date or dates thereof, the redemption provisions, if any, with respect thereto, and any other terms specified as contemplated by Section 3.1 with respect thereto, are to be determined by the Issuer upon the issuance of such Securities.
“Person” means any individual, corporation, company, limited liability company, partnership, limited partnership, joint venture, association, joint-stock company, trust, other entity, unincorporated organization or government or any agency or political subdivision thereof.
“Place of Payment”, when used with respect to the Securities of any series, means, unless otherwise specifically provided for with respect to such series as contemplated by Section 3.1, the office or agency of the Issuer and such other place or places where, subject to the provisions of Section 10.2, the principal of and any premium and interest on the Securities of that series are payable as contemplated by Section 3.1.
“Predecessor Security” of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 3.6 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Security.
“Redemption Date”, when used with respect to any Security to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.
“Redemption Price”, when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.
“Regular Record Date” for the interest payable on any Interest Payment Date on the Securities of any series means the date specified for that purpose as contemplated by Section 3.1.

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“Required Currency” has the meaning specified in Section 1.16.
“Responsible Officer” when used with respect to the Trustee, means any officer assigned to the Corporate Trust Division – Global Finance Americas Unit (or any successor division or unit) of the Trustee located at the Corporate Trust Office of the Trustee, who shall have direct responsibility for the administration of this Indenture, and for the purposes of Section 6.1(c)(ii) and Section 6.2 shall also include any other officer of the Trustee to whom any corporate trust matter is referred because of such officer’s knowledge of and familiarity with the particular subject.
“SEC” means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this instrument such commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.
“Securities” has the meaning stated in the first recital of this Indenture and more particularly means any Securities authenticated and delivered under this Indenture.
“Securities Guarantee” means each guarantee of the obligations of the Issuer under this Indenture and the Securities by a Guarantor in accordance with the provisions hereof.
“Security Register” and “Security Registrar” have the respective meanings specified in Section 3.5.
“Special Record Date” for the payment of any Defaulted Interest means a date fixed by the Trustee pursuant to Section 3.7.
“Stated Maturity”, when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable.
“Tranche” means a group of Securities which (a) are of the same series and (b) have identical terms except as to principal amount, date of original interest accrual and/or interest payment and/or interest rate.
“Trustee” means the Person named as the “Trustee” in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder, and if at any time there is more than one such Person, “Trustee” as used with respect to the Securities of any series shall mean the Trustee with respect to Securities of that series.
“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, as in force at the date as of which this instrument was executed, except as provided in Section 9.5; provided, however, that if the Trust Indenture Act of 1939 is amended after such date, “Trust Indenture

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Act” means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.
“U.S. Person” shall have the meaning assigned to such term in Section 7701(a)(30) of the Code.
“U.S. Government Obligations” means securities which are (a) direct obligations of the United States for the payment of which its full faith and credit is pledged, or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, each of which are not callable or redeemable at the option of the issuer thereof.
“Vice President”, when used with respect to the Issuer or the Guarantor, means any vice president, regardless of whether designated by a number or a word or words added before or after the title “vice president.”
Section 1.2    Incorporation by Reference of Trust Indenture Act.
Whenever this Indenture refers to a provision of the Trust Indenture Act, the provision is incorporated by reference in and made a part of this Indenture. The following Trust Indenture Act terms used in this Indenture have the following meanings:
“commission” means the SEC.
“indenture securities” means the Securities.
“indenture security holder” means a Holder.
“indenture to be qualified” means this Indenture.
“indenture trustee” or “institutional trustee” means the Trustee.
“obligor” on the indenture securities means the Issuer, the Guarantor (if applicable) or any other obligor on the indenture securities.
Section 1.3    Compliance Certificates and Opinions.
Upon any application or request by the Issuer or a Guarantor to the Trustee to take any action under any provision of this Indenture, the Issuer or such Guarantor, as the case may be, shall furnish to the Trustee an Issuer’s Certificate or an Officer’s Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished except as required under Section 314(c) of the Trust Indenture Act.

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Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (except for certificates provided for in Section 10.5) shall include:
(a)    a statement that each Person signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;
(b)    a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;
(c)    a statement that, in the opinion of each such Person, such Person has made such examination or investigation as is necessary to enable such Person to express an informed opinion as to whether such covenant or condition has been complied with; and
(d)    a statement as to whether, in the opinion of each such Person, such condition or covenant has been complied with.

Section 1.4    Form of Documents Delivered to Trustee.
In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.
Any certificate or opinion of a partner, manager, director, as the case may be, or Officer of the Issuer or an Officer of Guarantor may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such partner, manager, director, or Officer, as the case may be knows or, in the exercise of reasonable care, should know that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or opinion of counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by a partner(s), manager(s), director(s), or Officer(s) of the Issuer or an Officer(s) of a Guarantor, as the case may be, stating that the information with respect to such factual matters is in the possession of the Issuer or the Guarantor, as the case may be, unless such counsel knows that the certificate or opinion or representations with respect to such matters are erroneous.
Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.
Section 1.5    Acts of Holders; Record Dates.

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(a)    Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed (either physically or by means of a facsimile) by such Holders in person or by agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Issuer or the Guarantors. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 315 of the Trust Indenture Act) conclusive in favor of the Trustee, the Issuer and, if applicable, the Guarantors, if made in the manner provided in this Section.
(b)    The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.
(c)    The ownership, principal amount and serial numbers of Securities held by any Person, and the date of commencement of such Person’s holding of same, shall be proved by the Security Register.
(d)    Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee, the Issuer or, if applicable, the Guarantors in reliance thereon, regardless of whether notation of such action is made upon such Security.
(e)    Without limiting the foregoing, a Holder entitled to give or take any action hereunder with regard to any particular Security may do so with regard to all or any part of the principal amount of such Security or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any different part of such principal amount.
(f)    The Issuer may set any day as the record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to give or take any request, demand, authorization, direction, notice, consent, waiver or other Act provided or permitted by this Indenture to be given or taken by Holders of Securities of such series, but the Issuer shall have no obligation to do so. With regard to any record date set pursuant to this

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paragraph, the Holders of Outstanding Securities of the relevant series on such record date (or their duly appointed agents), and only such Persons, shall be entitled to give or take the relevant action, regardless of whether such Holders remain Holders after such record date.
Section 1.6    Notices, Etc., to Trustee, Issuer and Guarantors.
(a)    Any notice or communication by the Issuer, any of the Guarantors or the Trustee to the others is duly given if in writing and sent (x) by first class mail registered or certified, return receipt requested (postage prepaid), (y) by an internationally recognized overnight delivery service (charges prepaid) or (z) by facsimile to the others’ using the information set forth below:
If to the Issuer and/or any Guarantor:
Liberty Utilities Finance GP1
2845 Bristol Circle
Oakville, Ontario Canada
L6H 7H7
Facsimile: (905) 465-4514
Attention: General Counsel
If to the Trustee:
The Bank of New York Mellon
101 Barclay Street, Floor 4E
New York, NY 10286
Facsimile: (212) 815-5366
Attention: RM for Liberty Utilities Finance GP1
(b)    The Issuer, the Guarantors or the Trustee, by notice to the others, may designate additional or different addresses or facsimile numbers for subsequent notices or communications.
(c)    All notices and communications (other than those sent to Holders or the Trustee) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; when received, if mailed; upon confirmation of successful transmission if sent by facsimile and received by 5:00 p.m. New York time on a Business Day (otherwise the next Business Day); and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.
(d)    All notices and communications sent to the Trustee shall be deemed to have been duly given only upon actual receipt by the Trustee at its Corporate Trust Office.
Section 1.7    Notice to Holders; Waiver.
Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and sent (a) by first

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class mail, including registered or certified mail, return receipt requested (postage prepaid), (b) by facsimile, or (c) by an internationally recognized overnight delivery service (charges prepaid) to each Holder affected by such event, at his address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Any notice to a Holder in the manner herein prescribed shall be conclusively deemed to have been received by such Holder, regardless of whether such Holder actually receives such notice.
Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.
Section 1.8    Conflict with Trust Indenture Act.
If any provision hereof limits, qualifies or conflicts with a provision of the Trust Indenture Act that is required under such Act to be a part of and govern this Indenture, the latter provision shall control. If any provision of this Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the latter provision shall be deemed to apply to this Indenture as so modified or excluded, as the case may be.
Notwithstanding that this Indenture is not qualified under the Trust Indenture Act, this Indenture shall nonetheless be deemed to be subject to, and governed by, the provisions of the Trust Indenture Act in all respects.
Section 1.9    Effect of Headings and Table of Contents.
The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.
Section 1.10    Successors and Assigns.
All covenants and agreements in this Indenture by each of the Issuer and the Guarantors shall bind their respective successors and assigns, whether so expressed or not.
Section 1.11    Separability Clause.
In case any provision in this Indenture or in the Securities or, if applicable, the Securities Guarantee shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
Section 1.12    Benefits of Indenture.

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Nothing in this Indenture or in the Securities or, if applicable, the Securities Guarantee, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.
Section 1.13    Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.
THIS INDENTURE, THE SECURITIES AND THE SECURITIES GUARANTEE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.
EACH OF THE ISSUER AND THE GUARANTORS IRREVOCABLY CONSENTS AND SUBMITS, FOR EACH OF THEMSELVES AND IN RESPECT OF ANY OF ITS ASSETS OR PROPERTY, TO THE NONEXCLUSIVE JURISDICTION OF ANY COURT OF THE STATE OF NEW YORK OR ANY UNITED STATES FEDERAL COURT SITTING, IN EACH CASE, IN THE BOROUGH OF MANHATTAN, THE CITY OF NEW YORK, NEW YORK, UNITED STATES OF AMERICA, AND ANY APPELLATE COURT FROM ANY THEREOF IN ANY SUIT, ACTION OR PROCEEDING THAT MAY BE BROUGHT IN CONNECTION WITH THIS INDENTURE OR THE SECURITIES, AND WAIVES ANY IMMUNITY FROM THE JURISDICTION OF SUCH COURTS. EACH OF THE ISSUER AND THE GUARANTORS IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION TO ANY SUCH SUIT, ACTION OR PROCEEDING THAT MAY BE BROUGHT IN SUCH COURTS WHETHER ON THE GROUNDS OF VENUE, RESIDENCE OR DOMICILE OR ON THE GROUND THAT ANY SUCH SUIT, ACTION OR PROCEEDING HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. EACH OF THE ISSUER AND THE GUARANTORS AGREES, TO THE FULLEST EXTENT THAT IT LAWFULLY MAY DO SO, THAT FINAL JUDGMENT IN ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH A COURT SHALL BE CONCLUSIVE AND BINDING UPON THE ISSUER’S AND THE GUARANTOR’S, AND WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION TO THE ENFORCEMENT BY ANY COMPETENT COURT IN THE ISSUER’S OR GUARANTORS’ JURISDICTION OF ORGANIZATION, AS APPLICABLE, OF JUDGMENTS VALIDLY OBTAINED IN ANY SUCH COURT IN NEW YORK ON THE BASIS OF SUCH SUIT, ACTION OR PROCEEDING; PROVIDED, HOWEVER, THAT NEITHER THE COMPANY NOR THE GUARANTORS WAIVES, AND THE FOREGOING PROVISIONS OF THIS SENTENCE SHALL NOT CONSTITUTE OR BE DEEMED TO CONSTITUTE A WAIVER OF, (I) ANY RIGHT TO APPEAL ANY SUCH JUDGMENT, TO SEEK ANY STAY OR OTHERWISE TO SEEK RECONSIDERATION OR REVIEW OF ANY SUCH JUDGMENT OR (II) ANY STAY OF EXECUTION OR LEVY PENDING AN APPEAL FROM, OR A SUIT, ACTION OR PROCEEDING FOR RECONSIDERATION OF, ANY SUCH JUDGMENT.
EACH OF THE ISSUER, THE GUARANTORS AND THE TRUSTEE, AND EACH HOLDER OF A SECURITY BY ITS ACCEPTANCE THEREOF, HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY LEGAL PROCEEDING

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DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS INDENTURE, THE SECURITIES OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
EACH OF THE ISSUER AND THE GUARANTORS HERETO IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO THE ISSUER AT ITS ADDRESS REFERRED TO IN SECTION 1.6. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY DO SO UNDER APPLICABLE LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS INDENTURE BROUGHT IN THE COURTS REFERRED TO ABOVE AND TO THE FULLEST EXTENT IT MAY DO SO UNDER APPLICABLE LAW HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.
EACH OF THE ISSUER AND THE GUARANTORS HAS IRREVOCABLY APPOINTED GREGORY J. BLASI, C/O LOEB & LOEB LLP, 345 PARK AVENUE, NEW YORK, NEW YORK 10154, AS ITS AUTHORIZED AGENT UPON WHICH PROCESS MAY BE SERVED IN ANY ACTION ARISING OUT OF OR BASED ON THIS INDENTURE OR ANY OF THE SECURITIES, WHICH MAY BE INSTITUTED IN ANY STATE OR FEDERAL COURT IN THE BOROUGH OF MANHATTAN, THE CITY OF NEW YORK, NEW YORK, UNITED STATES OF AMERICA, AND HEREBY EXPRESSLY CONSENTS TO THE NON-EXCLUSIVE JURISDICTION OF ANY SUCH COURT IN RESPECT OF ANY SUCH ACTION, AND WAIVES ANY OTHER REQUIREMENTS OF OR OBJECTIONS TO PERSONAL JURISDICTION WITH RESPECT THERETO.
Section 1.14    Legal Holidays.
In any case where any Interest Payment Date, Redemption Date or Stated Maturity of any Security shall not be a Business Day at any Place of Payment, then (notwithstanding any other provision of this Indenture or of the Securities or, if applicable, the Securities Guarantee (other than a provision of the Securities of any series or, if applicable, the Securities Guarantee that specifically states that such provision shall apply in lieu of this Section 1.14)) payment of interest or principal and any premium need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date or Redemption Date, or at the Stated Maturity, provided that no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date or Stated Maturity, as the case may be.
Section 1.15    Securities in a Composite Currency, Currency Unit or Foreign Currency.

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Unless otherwise specified in an Issuer’s Certificate or an Officer’s Certificate, as the case may be, delivered pursuant to Section 3.1 of this Indenture with respect to a particular series of Securities, whenever for purposes of this Indenture any action may be taken by the Holders of a specified percentage in aggregate principal amount of Securities of all series or all series affected by a particular action at the time Outstanding and, at such time, there are Outstanding Securities of any series which are denominated in a coin, currency or currencies other than Dollars (including, but not limited to, any composite currency, currency units or Foreign Currency), then the principal amount of Securities of such series which shall be deemed to be Outstanding for the purpose of taking such action shall be that amount of Dollars that could be obtained for such amount at the Market Exchange Rate. For purposes of this Section 1.15, the term “Market Exchange Rate” shall mean the noon Dollar buying rate in The City of New York for cable transfers of such currency or currencies as published by the Federal Reserve Bank of New York, as of the most recent available date. If such Market Exchange Rate is not so available for any reason with respect to such currency, the Trustee shall use, in its sole discretion and without liability on its part, such quotation of the Federal Reserve Bank of New York as of the most recent available date, or quotations or rates of exchange from one or more major banks in The City of New York or in the country of issue of the currency in question, which for purposes of euros shall be Brussels, Belgium, or such other quotations or rates of exchange as the Trustee shall deem appropriate. The provisions of this paragraph shall apply in determining the equivalent principal amount in respect of Securities of a series denominated in a currency other than Dollars in connection with any action taken by Holders of Securities pursuant to the terms of this Indenture.
All decisions and determinations of the Trustee regarding the Market Exchange Rate or any alternative determination provided for in the preceding paragraph shall be in its sole discretion and shall, in the absence of manifest error, be conclusive to the extent permitted by law for all purposes and irrevocably binding upon the Issuer, the Guarantor and all Holders.
Section 1.16    Payment in Required Currency; Judgment Currency.
Each of the Issuer and the Guarantors agrees, to the fullest extent that it may effectively do so under applicable law, that (a) if for the purpose of obtaining judgment in any court it is necessary to convert the sum due in respect of the principal of or interest on the Securities of any series (the “Required Currency”) into a currency in which a judgment will be rendered (the “Judgment Currency”), the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Trustee could purchase in The City of New York the Required Currency with the Judgment Currency on the day on which final unappealable judgment is entered, unless such day is not a Banking Day, then, to the extent permitted by applicable law, the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Trustee could purchase in The City of New York the Required Currency with the Judgment Currency on the Banking Day next preceding the day on which final unappealable judgment is entered and (b) its obligations under this Indenture to make payments in the Required Currency (i) shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment (regardless of whether entered in accordance with subclause (a)), in any currency other than the Required Currency, except to the extent that such tender or recovery

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shall result in the actual receipt, by the payee, of the full amount of the Required Currency expressed to be payable in respect of such payments, (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering in the Required Currency the amount, if any, by which such actual receipt shall fall short of the full amount of the Required Currency so expressed to be payable and (iii) shall not be affected by judgment being obtained for any other sum due under this Indenture.
Section 1.17    Language of Notices, Etc.
Any request, demand, authorization, direction, notice, consent, waiver or Act required or permitted under this Indenture shall be in the English language, except that any published notice may be in an official language of the country of publication.
Section 1.18    Incorporators, Shareholders, Officers and Directors Exempt from Individual Liability.
No recourse under or upon any obligation, covenant or agreement of or contained in this Indenture or of or contained in any Security or, if applicable, the Securities Guarantee, or for any claim based thereon or otherwise in respect thereof, or in any Security or, if applicable, the Securities Guarantee, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, shareholder, member, officer, manager or director, as such, past, present or future, of the Issuer, any Guarantor or any successor Person, (excluding any general partner in a partnership which shall include the Issuer) either directly or through the Issuer, any Guarantor or any successor Person, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a part of the consideration for, the execution of this Indenture and the issue of the Securities.

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ARTICLE 2
SECURITY FORMS
Section 2.1    Forms Generally.
The Securities of each series and, if applicable, the notation thereon relating to the Securities Guarantee, shall be in substantially the form set forth in this Article Two, or in such other form or forms as shall be established by or pursuant to an Issuer Resolution, Issuer Certificate or by or pursuant to one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by the officers executing such Securities and, if applicable, the Securities Guarantee, as evidenced by their execution thereof.
The definitive Securities shall be printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the authorized parties executing such Securities, as evidenced by their execution thereof. If the form of Securities of any series is established by action taken pursuant to an Issuer Resolution, a copy of an appropriate record of such action shall be certified by an authorized partner, Officer or other authorized person on behalf of the Issuer and delivered to the Trustee at or prior to the delivery of the Issuer Order contemplated by Section 3.3 for the authentication and delivery of such Securities.
The forms of Global Securities of any series shall have such provisions and legends as are customary for Securities of such series in global form, including without limitation any legend required by the Depositary for the Securities of such series.
Section 2.2    Form of Face of Security.
[If the Security is an Original Issue Discount Security, insert—FOR PURPOSES OF SECTION 1275 OF THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED, THE AMOUNT OF THE ORIGINAL ISSUE DISCOUNT IS . . . . . . . ., THE ISSUE DATE IS . . . . . ., 20. . . [AND] [,] THE YIELD TO MATURITY IS . . . . . . . . [,] [AND THE ORIGINAL ISSUE DISCOUNT FOR THE SHORT ACCRUAL PERIOD IS . . . . . . . . AND THE METHOD USED TO DETERMINE THE YIELD THEREFOR IS . . . . .]]
[Insert any other legend required by the Code or the regulations thereunder.]
[If a Global Security,—insert legend required by Section 2.4 of the Indenture] [If applicable, insert —UNLESS THIS SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION, TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY SECURITY ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN

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AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]
[LIBERTY UTILITIES FINANCE GP1]
[TITLE OF SECURITY]

No . . . . . .	U.S. $. . . . . . .
[CUSIP No. ]
[LIBERTY UTILITIES FINANCE GP1], a general partnership duly organized under the laws of the State of Delaware (herein called the “Issuer”, which term includes any successor or resulting Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to . . . . . . . . . . . . . . . . . . . . . . ., or registered assigns, the principal sum of . . . . . United States Dollars on. . . . . . . . . . . . . . . . . . . . . . . . . . [If the Security is to bear interest prior to Maturity, insert—, and to pay interest thereon from . . . . . . . . . . or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually on . . . . . . and . . . . . . in each year, commencing . . . . . ., at the rate of . . . . % per annum, until the principal hereof is paid or made available for payment [if applicable, insert—, and at the rate of ___% per annum on any overdue principal and premium and on any installment of interest (to the extent that the payment of such interest shall be legally enforceable)]. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the . . . .
or . . . . (regardless of whether a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date[if applicable insert, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture]].
[If the Security is not to bear interest prior to Maturity, insert—The principal of this Security shall not bear interest except in the case of a default in payment of principal upon acceleration, upon redemption or at Stated Maturity and in such case the overdue principal of this Security shall bear interest at the rate of . . . .% per annum (to the extent that the payment of such interest shall be legally enforceable), which shall accrue from the date of such default in payment to the

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date payment of such principal has been made or duly provided for. Interest on any overdue principal shall be payable on demand. Any such interest on any overdue principal that is not so paid on demand shall bear interest at the rate of . . . . % per annum (to the extent that the payment of such interest shall be legally enforceable), which shall accrue from the date of such demand for payment to the date payment of such interest has been made or duly provided for, and such interest shall also be payable on demand.]
[If a Global Security, insert—Payment of the principal of (and premium, if any) and [if applicable, insert—any such] interest on this Security will be made by transfer of immediately available funds to a bank account in designated by the Holder in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts [state other currency].]
[If a Definitive Security, insert—Payment of the principal of (and premium, if any) and [if applicable, insert—any such] interest on this Security will be made at the office or agency of the Issuer maintained for that purpose in , in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts [state other currency] [or subject to any laws or regulations applicable thereto and to the right of the Issuer (as provided in the Indenture) to rescind the designation of any such Paying Agent, at the [main] offices of in , or at such other offices or agencies as the Issuer may designate, by [United States Dollar] [state other currency] check or by wire of immediately available funds to a [United States Dollar] [state other currency] account maintained by the payee at a financial institution in the United States (so long as the applicable Paying Agency has received proper transfer instructions in writing at least ___ days prior to the payment date)] [if applicable, insert—; provided, however, that payment of interest may be made at the option of the Issuer by [United States Dollar][state other currency] check mailed to the addresses of the Persons entitled thereto as such addresses shall appear in the Security Register] [or by wire transfer of immediately available funds to a [United States Dollar] [state other currency] account maintained by the payee at a financial institution in the United States [state other Place of Payment] (so long as the applicable Paying Agent has received proper transfer instructions in writing by the record date prior to the applicable Interest Payment Date)].]
Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.
Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.
IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed.
Dated:
[LIBERTY UTILITIES FINANCE GP1]

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By:
Section 2.3    Form of Reverse of Security.
This Security is one of a duly authorized issue of senior securities of the Issuer (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of ____________ 2012 (herein called the “Indenture”), between the Issuer, the Guarantors and The Bank of New York Mellon, as Trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement, of the respective rights, limitations of rights, duties and immunities thereunder of the Issuer, the Guarantors, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. As provided in the Indenture, the Securities may be issued in one or more series, which different series may be issued in various aggregate principal amounts, may mature at different times, may bear interest, if any, at different rates, may be subject to different redemption provisions, if any, may be subject to different sinking, purchase or analogous funds, if any, may be subject to different covenants and Events of Default and may otherwise vary as in the Indenture provided or permitted. This Security is one of the series designated on the face hereof [, limited in aggregate principal amount to $ . . . . . . . . . . ].
This security is the general, unsecured, senior obligation of the Issuer [if applicable, insert—and is guaranteed pursuant to a guarantee (the “Securities Guarantee”) by [insert name of each Guarantor] (the “Guarantors”). The Securities Guarantee is the general, unsecured, senior obligation of each Guarantor.]
[If applicable, insert—The Securities of this series are subject to redemption upon not less than . . . . . days’ notice by the means specified in the Indenture, [if applicable, insert, —(1) on . . . . . . . . . . . . . . in any year commencing with the year . . . . and ending with the year . . . . through operation of the sinking fund for this series at a Redemption Price equal to 100% of the principal amount, and (2) ] at any time [on or after . . . . . . . . . ., 20. . . ], as a whole or in part, at the election of the Issuer, at the following Redemption Prices (expressed as percentages of the principal amount): If redeemed [on or before . . . . . . . . . . . . . . . , . . . . . %, and if redeemed] during the 12-month period beginning . . . . . . . . of the years indicated,

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Year	Redemption Price	Year	Redemption Price

and thereafter at a Redemption Price equal to . . . . . % of the principal amount, together in the case of any such redemption [if applicable, insert—(whether through operation of the sinking fund or otherwise)] with accrued interest to the Redemption Date, but interest installments whose Stated Maturity is on or prior to, but not including, such Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant record dates referred to on the face hereof, all as provided in the Indenture.]
[If applicable, insert—The Securities of this series are subject to redemption upon not less than . . . . nor more than . . . days’ notice by the means specified in the Indenture, (1) on . . . . . . . . in any year commencing with the year . . . . and ending with the year . . . . through operation of the sinking fund for this series at the Redemption Prices for redemption through operation of the sinking fund (expressed as percentages of the principal amount) set forth in the table below, and (2) at any time [on or after . . . . . . . . . . ], as a whole or in part, at the election of the Issuer, at the Redemption Prices for redemption otherwise than through operation of the sinking fund (expressed as percentages of the principal amount) set forth in the table below: If redeemed during the 12-month period beginning . . . . . . . . . . . . . . of the years indicated,

Year	Redemption Price For Redemption Through Operation of the Sinking Fund	Redemption Price for Redemption Otherwise Than Through Operation of the Sinking Fund

and thereafter at a Redemption Price equal to . . . . % of the principal amount, together in the case of any such redemption (whether through operation of the sinking fund or otherwise) with accrued interest to the Redemption Date, but interest installments whose Stated Maturity is on or prior to such Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, of record at the close of business on the relevant record dates referred to on the face hereof, all as provided in the Indenture.]

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[If applicable, insert—Notwithstanding the foregoing, the Issuer may not, prior to . . . . . . . . . ., redeem any Securities of this series as contemplated by [clause (2) of] the preceding paragraph as a part of, or in anticipation of, any refunding operation by the application, directly or indirectly, of moneys borrowed having an interest cost to the Issuer (calculated in accordance with generally accepted financial practice) of less than . . . .% per annum.]
[If applicable, insert—The sinking fund for this series provides for the redemption on . . . . . . . . . . . . in each year beginning with the year . . . . and ending with the year . . . . of [not less than] $ . . . . . . . . . . . . [ (“mandatory sinking fund”) and not more than
$ . . . . . . . . . . . . ] aggregate principal amount of Securities of this series. [Securities of this series acquired or redeemed by the Issuer otherwise than through [mandatory] sinking fund payments may be credited against subsequent [mandatory] sinking fund payments otherwise required to be made [If applicable, insert— in the inverse order in which they become due].]
Notice of any redemption by the Issuer will be mailed at least ____________ days but not more than _________ days before any Redemption Date to each Holder of this Security of this series __ to be redeemed. If less than all the Securities of this Series __ are to be redeemed at the option of the Issuer, the Trustee shall select, in such manner as it shall deem fair and appropriate, the Securities to be redeemed.
Unless the Issuer defaults in payment of the Redemption Price, on and after any Redemption Date for the Securities of this Series ___ interest will cease to accrue on the Securities of this Series ___ or portions thereof called for redemption.
[If the Securities are subject to redemption in part of any kind, insert—In the event of redemption of this Security in part only, a new Security or Securities of this series and of like tenor for the unredeemed portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.]
[If applicable, insert—The Securities of this series are not redeemable prior to Stated Maturity.]
[If the Security is not an Original Issue Discount Security,—If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.]
[If the Security is an Original Issue Discount Security,—If an Event of Default with respect to Securities of this series shall occur and be continuing, an amount of principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture. Such amount shall be equal to—insert formula for determining the amount. Upon payment (i) of the amount of principal so declared due and payable and (ii) of interest on any overdue principal and overdue interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Issuer’s obligations in respect of the payment of the principal of and interest, if any, on the Securities of this series shall terminate.]

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The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer [If applicable, insert—and the Guarantors] and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Issuer [If applicable, insert—and the Guarantors] and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Issuer [If applicable, insert—and the Guarantors] with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, regardless of whether notation of such consent or waiver is made upon this Security.
No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Security at the times, place(s) and rate, and in the coin or currency, herein prescribed.
[If a Global Security, insert—This Global Security or portion hereof may not be exchanged for Definitive Securities of this series except in the limited circumstances provided in the Indenture. The holders of beneficial interests in this Global Security will not be entitled to receive physical delivery of Definitive Securities except as described in the Indenture and will not be considered the Holders thereof for any purpose under the Indenture.]
[If a Definitive Security, insert—As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registerable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Issuer in [if applicable, insert—any place where the principal of and any premium and interest on this Security are payable] [if applicable, insert—The City of New York [, or, subject to any laws or regulations applicable thereto and to the right of the Issuer (limited as provided in the Indenture) to rescind the designation of any such transfer agent, at the [main] offices of in or at such other offices or agencies as the Issuer may designate]], duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Issuer and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.]
The Securities of this series are issuable only in registered form without coupons in denominations of U.S. $ . . . . . . . . and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

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No service charge shall be made for any such registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.
Prior to due presentment of this Security for registration of transfer, the Issuer, [If applicable, insert—any Guarantor,] the Trustee and any agent of the Issuer [If applicable, insert—, a Guarantor] or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, regardless of whether this Security be overdue, and none of the Issuer, [If applicable, insert—the Guarantors,] the Trustee nor any such agent shall be affected by notice to the contrary.
No recourse under or upon any obligation, covenant or agreement of or contained in the Indenture or of or contained in any Security, [If applicable, insert—, or the Securities Guarantee endorsed thereon,] or for any claim based thereon or otherwise in respect thereof, or in any Security [If applicable, insert—or in the Securities Guarantee], or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, shareholder, member, officer, manager or director, as such, past, present or future, of the Issuer [If applicable, insert—any Guarantor] or any successor Person, (excluding any general partner in a partnership which shall include the Issuer) either directly or through the Issuer [If applicable, insert— any Guarantor] or any successor Person, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment, penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released by the acceptance hereof and as a condition of, and as part of the consideration for, the Securities and the execution of the Indenture.
The Indenture provides that the Issuer [If applicable, insert—and the Guarantors] (a) will be discharged from any and all obligations in respect of the Securities (except for certain obligations described in the Indenture), or (b) need not comply with certain restrictive covenants of the Indenture, in each case if the Issuer [If applicable, insert—or a Guarantor] deposits, in trust, with the Trustee money or U.S. Government Obligations (or a combination thereof) which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal of and interest on the Securities, but such money need not be segregated from other funds except to the extent required by law.
Except as otherwise defined herein, all terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.
This Security of Series ___ shall be governed by and continued in accordance with the laws of the State of New York without regard to principles of conflict of law except Section 51-401 of the New York General Obligations Law.
[If a Definitive Security, insert as a separate page—
FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto
________________________________________________________________________

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(Please Print or Typewrite Name and Address of Assignee)
the within instrument of LIBERTY UTILITIES FINANCE GP1 and does hereby irrevocably constitute and appoint __________________ attorney to transfer said instrument on the books of the within-named company, with full power of substitution in the premises.
Please Insert Social Security or Other Identifying Number of Assignee:

Dated:
(Signature)
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within instrument in every particular, without alteration or enlargement or any change whatever.]
[If a Security to which Article Fourteen has been made applicable, insert the following Form of Notation on such Security relating to the Securities Guarantee—
Each of the Guarantors (which term includes any successor Person in such capacity under the Indenture), has fully, unconditionally and absolutely guaranteed, to the extent set forth in the Indenture and subject to the provisions in the Indenture, the due and punctual payment of the principal of, and premium, if any, and interest on the Securities of this series and all other amounts due and payable under the Indenture and the Securities of this series by the Issuer.
The obligations of the Guarantors to the Holders of Securities of this series and to the Trustee pursuant to the Securities Guarantee and the Indenture are expressly set forth in Article Fourteen of the Indenture and reference is hereby made to the Indenture for the precise terms of the Securities Guarantee.
Guarantors:
[NAME OF EACH GUARANTOR]
By:

Section 2.4    Global Securities.
Every Global Security authenticated and delivered hereunder shall bear a legend in substantially the following form:

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THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE TRANSFERRED TO, OR REGISTERED OR EXCHANGED FOR SECURITIES REGISTERED IN THE NAME OF, ANY PERSON OTHER THAN THE DEPOSITARY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.
EVERY SECURITY AUTHENTICATED AND DELIVERED UPON REGISTRATION OF TRANSFER OF, OR IN EXCHANGE FOR OR IN LIEU OF, THIS SECURITY SHALL BE A GLOBAL SECURITY SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES.
If Securities of a series are issuable in whole or in part in the form of one or more Global Securities, as specified as contemplated by Section 3.1, then, notwithstanding clause (i) of Section 3.1 and the provisions of Section 3.2, any Global Security shall represent such of the Outstanding Securities of such series as shall be specified therein and may provide that it shall represent the aggregate amount of Outstanding Securities from time to time endorsed thereon and that the aggregate amount of Outstanding Securities represented thereby may from time to time be reduced or increased, as the case may be, to reflect exchanges. Any endorsement of a Global Security to reflect the amount, or any reduction or increase in the amount, of Outstanding Securities represented thereby shall be made in such manner and upon instructions given by such Person or Persons as shall be specified therein or in an Issuer Order. Subject to the provisions of Section 3.3, Section 3.4 and Section 3.5, the Trustee shall deliver and redeliver any Global Security in the manner and upon instructions given by the Person or Persons specified therein or in the applicable Issuer Order. Any instructions by the Issuer with respect to endorsement or delivery or redelivery of a Global Security shall be in an Issuer Order (which need not comply with Section 1.3 and need not be accompanied by an Opinion of Counsel).
The provisions of the last sentence of Section 3.3 shall apply to any Security represented by a Global Security if such Security was never issued and sold by the Issuer and the Issuer delivers to the Trustee the Global Security together with an Issuer Order (which need not comply with Section 1.3 and need not be accompanied by an Opinion of Counsel) with regard to the reduction or increase, as the case may be, in the principal amount of Securities represented thereby, together with the written statement contemplated by the last sentence of Section 3.3.
Section 2.5    Form of Trustee’s Certificate of Authentication.
The Trustee’s certificate(s) of authentication shall be in substantially the following form:
This is one of the Securities of the series designated [insert title of applicable series] referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON,
as Trustee

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By:
     Authorized Signatory

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ARTICLE 3
THE SECURITIES
Section 3.1    Amount Unlimited; Issuable in Series.
The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited. All Securities of each series under this Indenture shall in all respects be equally and ratably entitled to the benefits hereof with respect to such series without preference, priority or distinction on account of the actual time of the authentication and delivery or Stated Maturity of the Securities of such series.
The Securities may be issued in one or more series. Each series of Securities shall be created either by or pursuant to an Issuer Resolution, Issuer’s Certificate or by or pursuant to an indenture supplemental hereto. There may also be established in or pursuant to an Issuer Resolution and, subject to Section 3.3, set forth, or determined in the manner provided, in an Issuer’s Certificate, or pursuant to an indenture supplemental hereto, prior to the issuance of Securities of each such series, provision for all or any of the following:
(a)    the title of the Securities of the series (which shall distinguish the Securities of the series from all other Securities and which may be part of a series of Securities previously issued);
(b)    any limit upon the aggregate principal amount of the Securities of the series which may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to Section 3.4, Section 3.5, Section 3.6, Section 9.6 or Section 11.7 and except for any Securities which, pursuant to Section 3.3, are deemed never to have been authenticated and delivered hereunder);
(c)    the Person or Persons (without specific identification) to whom any interest on a Security of the series, or any Tranche thereof, shall be payable, if other than the Person in whose name the Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest;
(d)    the date or dates on which the principal of the Securities of the series, or any Tranche thereof, is payable or the method by which such date or dates shall be determined, by reference to an index or other fact or event ascertainable outside of this Indenture or otherwise (without regard to any provisions for redemption, prepayment, acceleration, purchase or extension);
(e)    the rate or rates at which the Securities of the series, or any Tranche thereof, shall bear interest, if any (including the rate or rates at which overdue principal shall bear interest, if different from the rate or rates at which such Securities shall bear interest prior to maturity, and, if applicable, the rate or rates at which overdue premium or interest shall bear interest, if any), or any formulary or other method or other means by which such rate or rates shall be determined, by reference to an index or other fact or event ascertainable outside of this

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Indenture or otherwise, the date or dates from which such interest shall accrue, the Interest Payment Dates on which such interest shall be payable and the Regular Record Date for the interest payable on any Interest Payment Date and the basis for computation of interest, if other than as provided in Section 3.10;
(f)    the place or places, if any, in addition to or in place of the office or agency of the Issuer in The City of New York, State of New York or the Corporate Trust Office of the Trustee or its successors in trust under the Indenture, which, at the date hereof, is located at its address specified in Section 1.6, at which or methods by which (i) the principal of and premium, if any, and interest, if any, on Securities of such series, or any Tranche thereof, shall be payable, (ii) registration of transfer of Securities of such series, or any Tranche thereof, may be effected, (iii) exchanges of Securities of such series, or any Tranche thereof, may be effected and (iv) notices and demands to or upon the Issuer in respect of the Securities of such series, or any Tranche thereof, and this Indenture may be served;
(g)    the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which Securities of the series, or any Tranche thereof, may be redeemed, in whole or in part, at the option of the Issuer and any restrictions on such redemptions, including but not limited to a restriction on a partial redemption by the Issuer of the Securities of any series, or any Tranche thereof, resulting in delisting of such Securities from any national exchange;
(h)    the obligation or obligations, if any, of the Issuer to redeem, repay or purchase Securities of the series, or any Tranche thereof, pursuant to any sinking fund or other mandatory redemption provisions or at the option of a Holder thereof, and the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which Securities of the series shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation, and applicable exceptions to the requirements of Section 11.4 in the case of mandatory redemption or redemption at the option of the Holder;
(i)    if other than such coin or currency of the United States of America as at the time of payment is legal tender for payment of public or private debts, the coin or currency, including composite currencies, in which payment of the principal of (and premium, if any) and interest, if any, on the Securities, or any Tranche thereof, of the series shall be payable, and the manner of determining the equivalent thereof in the currency of the United States for any purpose, including for purposes of the definition of “Outstanding” in Section 1.1;
(j)    if other than the principal amount thereof, the portion of the principal amount of Securities of the series, or any Tranche thereof, which shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 5.2 hereof;
(k)    the denominations in which Securities of the series shall be issuable;
(l)    whether payment of principal of and premium, if any, and interest, if any, on the Securities of the series shall be without deduction for taxes, assessments or governmental charges paid by Holders of the series;

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(m)    if the principal of (and premium, if any) or interest, if any, on the Securities of the series, or any Tranche thereof, are to be payable, at the election of the Issuer or a Holder thereof, in a coin or currency other than that in which the Securities are stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made;
(n)    if the amount of payments of principal of (and premium, if any) or interest, if any, on the Securities of the series, or any Tranche thereof, may be determined with reference to an index or other fact or event ascertainable outside this Indenture, the manner in which such amounts shall be determined, to the extent not established pursuant to subsection (e) of this paragraph;
(o)    if the principal of (and premium, if any) or interest on the Securities of the series, or any Tranche thereof, are to be payable, or are to be payable at the election of the Issuer or a Holder thereof, in securities or other property, the type and amount of such securities or other property, or the formulary or other method or other means by which such amount shall be determined, and the period or periods within which, and the terms and conditions upon which, any such election may be made;
(p)    if and as applicable, that the Securities of the series or any Tranche thereof, shall be issuable in whole or in part in the form of one or more Global Securities and, in such case,(i) the Depositary or Depositaries for such Global Security or Global Securities (ii) any circumstances other than those set forth in Section 3.5 in which any such Global Security may be transferred to, and registered and exchanged for Securities registered in the name of, a Person other than the Depositary for such Global Security or a nominee thereof and in which any such transfer may be registered and (iii) any and all other matters incident to such securities;
(q)    any deletions from, modifications of or additions to the Events of Default set forth in Section 5.1 or the covenants of the Issuer set forth in Article Ten with respect to the Securities of such series;
(r)    whether and under what circumstances the Issuer will pay additional amounts on the Securities of the series held by a Person who is not a U.S. Person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Issuer will have the option to redeem the Securities of the series rather than pay such additional amounts;
(s)    if the Securities of the series or any Tranche thereof are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and terms of such certificates, documents or conditions;
(t)    if the Securities of the series or any Tranche thereof are to be convertible into or exchangeable for any other security or property of the Issuer, including, without

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limitation, securities of another Person held by the Issuer or its Affiliates and, if so, the terms thereof;
(u)    if other than as provided in Section 13.2 and Section 13.3, the means of Legal Defeasance or Covenant Defeasance as may be specified for the Securities of the series;
(v)    if other than the Trustee, the identity of the initial Security Registrar and any initial Paying Agent;
(w)    whether the Securities of the series will be guaranteed pursuant to the Securities Guarantee set forth in Article Fourteen, any modifications to the terms of Article Fourteen applicable to the Securities of such series and the applicability of any other guarantees; and
(x)    any collateral security assurance or guarantee other than as set forth in subparagraph (w) for the Securities of such series;
(y)    if the Securities of the series, or any Tranche thereof, do not bear interest or do not pay semi-annual interest, the applicable dates for purposes of Section 7.1;
(z)    if the Securities of the series, or any Tranche thereof, are issuable as Indexed Securities, the manner in which the amount of payments of principal, premium, if any, and interest, if any, on that series will be determined;
(aa)    to the extent not established pursuant to subsection (p) of this paragraph, any limitations on the rights of the Holders of the Securities of such series, or any Tranche thereof, to transfer or exchange such Securities or to obtain the registration of transfer thereof; and if a service charge will be made for the registration of transfer or exchange of Securities of such series, or any Tranche thereof, the amount or terms thereof;
(bb)    any exceptions to Section 1.16, or variation in the definition of Business Day, with respect to the Securities of such series, or any Tranche thereof;
(cc)    if the principal amount payable at the Stated Maturity of any Securities of the series will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which shall be deemed to be the principal amount of such Securities as of any such date for any purpose thereunder or hereunder, including the principal amount thereof which shall be due and payable upon any Maturity other than the Stated Maturity or which shall be deemed to be Outstanding as of any date prior to the Stated Maturity (or, in any such case, the manner in which such amount deemed to be the principal amount shall be determined);
(dd)    any other terms of the series, or any Tranche thereof (which terms shall not be inconsistent with the provisions of this Indenture), including, without limitation, any terms required for or appropriate to (i) establishing one or more series of Securities to be issued in a Periodic Offering or (ii) providing for the remarketing of the Securities of such series.

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All Securities of any one series (other than securities offered in a Periodic Offering) shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to the Issuer Resolution referred to above and (subject to Section 3.3) set forth, or determined in the manner provided, in the Issuer’s Certificate referred to above or in any such indenture supplemental hereto.
All Securities of any one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders, for increases in the aggregate principal amount of such series of Securities and issuances of additional Securities of such series or for the establishment of additional terms with respect to the Securities of such series.
If any of the terms of the series are established by action taken by or pursuant to an Issuer Resolution or Board Resolution, if applicable, a copy of an appropriate record of such action shall be certified by an authorized officer or other authorized person on behalf of the Issuer and, if applicable, the Guarantors and delivered to the Trustee at or prior to the delivery of an Issuer’s Certificate or Officer’s Certificate, as the case may be, setting forth, or providing the manner for determining, the terms of the series.
With respect to Securities of a series subject to a Periodic Offering, such Issuer Resolution or Issuer’s Certificate may provide general terms for Securities of such series and provide either that the specific terms of particular Securities of such series shall be specified in an Issuer Order or that such terms shall be determined by the Issuer and, if applicable, the Guarantors or one or more agents thereof designated in an Issuer’s Certificate, in accordance with an Issuer Order.
Section 3.2    Denominations.
The Securities of each series shall be issuable in registered form without coupons, except as otherwise expressly provided in a supplemental indenture hereto, in such denominations as shall be specified as contemplated by Section 3.1. In the absence of any such provisions with respect to the Securities of any series, the Securities of such series shall be issuable in denominations of $1,000 and any integral multiple thereof.
Section 3.3    Execution, Authentication, Delivery and Dating.
The Securities shall be executed on behalf of the Issuer by any Officer of the Issuer and need not be attested. The signature of any such Officer on the Securities may be manual or facsimile. Any Securities Guarantee endorsed on the Securities shall be executed on behalf of the applicable Guarantor by an Officer of the Guarantor and need not be attested. The signature of any such Officer on the Securities Guarantee may be manual or facsimile.
Securities and any Securities Guarantee bearing the manual or facsimile signatures of individuals who were at any time the proper Officers of the Issuer or a Guarantor, as the case may be, shall bind the Issuer or such Guarantor, as the case may be, notwithstanding that such

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individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.
At any time and from time to time after the execution and delivery of this Indenture, the Issuer may deliver Securities of any series executed by the Issuer to the Trustee for authentication, together with an Issuer Order for the authentication and delivery of such Securities, and the Trustee in accordance with the Issuer Order shall authenticate and deliver such Securities; provided, however, that in the case of Securities offered in a Periodic Offering, the Trustee shall authenticate and deliver such Securities from time to time in accordance with such other procedures (including, without limitation, the receipt by the Trustee of oral or electronic instructions from the Issuer or its duly authorized agents, thereafter promptly confirmed in writing) acceptable to the Trustee as may be specified by or pursuant to an Issuer Order delivered to the Trustee prior to the time of the first authentication of Securities of such series. If the forms or terms of the Securities of the series have been established in or pursuant to one or more Issuer Resolutions as permitted by Section 2.1 and Section 3.1, in authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee shall be entitled to receive such documents as it may reasonably request. The Trustee shall also be entitled to receive, and (subject to Section 6.1) shall be fully protected in relying upon, an Opinion of Counsel stating,
(a)    if the form or forms of such Securities has been established in or pursuant to an Issuer Resolution as permitted by Section 2.1, that each such form has been established in conformity with the provisions of this Indenture;
(b)    if the terms of such Securities have been, or in the case of Securities of a series offered in a Periodic Offering will be, established in or pursuant to an Issuer Resolution as permitted by Section 3.1, that such terms have been, or in the case of Securities of a series offered in a Periodic Offering will be, established in conformity with the provisions of this Indenture, subject, in the case of Securities of a series offered in a Periodic Offering, to any conditions specified in such Opinion of Counsel; and
(c)    that such Securities when authenticated and delivered by the Trustee and issued by the Issuer in the manner and subject to any conditions and assumptions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Issuer and, if applicable, the Guarantors, enforceable in accordance with their terms, subject to the following limitations: (i) bankruptcy, insolvency, moratorium, reorganization, liquidation, fraudulent conveyance or transfer and other similar laws of general applicability relating to or affecting the enforcement of creditors’ rights, or to general equity principles, (ii) the availability of equitable remedies being subject to the discretion of the court to which application therefor is made; and (iii) such other usual and customary matters as shall be specified in such Opinion of Counsel.
If such form or forms or terms have been so established, the Trustee shall not be required to authenticate such Securities if the issue of such Securities pursuant to this Indenture will affect the Trustee’s own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

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Notwithstanding the provisions of Section 3.1 and of the preceding paragraph, if all Securities of a series are not to be originally issued at one time, it shall not be necessary to deliver the Issuer’s Certificate otherwise required pursuant to Section 3.1 or the Issuer Order and Opinion of Counsel otherwise required pursuant to such preceding paragraph at or prior to the time of authentication of each Security of such series if such documents are delivered at or prior to the authentication upon original issuance of the first Security of such series to be issued.
With respect to Securities of a series offered in a Periodic Offering, the Trustee may rely, as to the authorization by the Issuer of any of such Securities, on the form or forms and terms thereof and the legality, validity, binding effect and enforceability thereof, upon the Opinion of Counsel and the other documents delivered pursuant to Section 2.1 and Section 3.1 and this Section, as applicable, in connection with the first authentication of Securities of such series.
Each Security shall be dated the date of its authentication.
No Security, nor any Securities Guarantee endorsed thereon, shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature of an authorized officer, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture. Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Issuer, and the Issuer shall deliver such Security to the Trustee for cancellation as provided in Section 3.9, hereof together with written statement (which need not comply with Section 1.3 hereof and need not be accompanied by an Opinion of Counsel) stating that such Security has never been issued and sold by the Issuer for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.
Section 3.4    Temporary Securities.
Pending the preparation of Definitive Securities of any series, the Issuer may execute, and upon an Issuer Order the Trustee shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the Definitive Securities in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as evidenced by their execution of such Securities.
If temporary Securities of any series are issued, the Issuer will cause Definitive Securities of that series to be prepared without unreasonable delay. After the preparation of Definitive Securities of such series, the temporary Securities of such series shall be exchangeable for Definitive Securities of such series upon surrender of the temporary Securities of such series at the office or agency of the Issuer in a Place of Payment for that series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities of any series the Issuer shall execute and the Trustee shall authenticate and deliver in exchange therefor a like

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principal amount of Definitive Securities of the same series and tenor of authorized denominations. Until so exchanged the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as Definitive Securities of such series.
Section 3.5    Registration, Registration of Transfer and Exchange.
The Issuer shall cause to be kept at the office or agency of the Issuer in a Place of Payment required by Section 10.2 a register (the register maintained in such office being herein sometimes referred to as the “Security Register”) in which, subject to such reasonable regulations as it may prescribe, the Issuer shall provide for the registration of Securities and of transfers of Securities. The Trustee is hereby appointed as the initial “Security Registrar” for the purpose of registering Securities and transfers of Securities as herein provided, and its Corporate Trust Office, which, at the date hereof, is located at its address specified in Section 1.6, is the initial office or agency where the Securities Register will be maintained. The Issuer may at any time replace such Security Registrar, change such office or agency or act as its own Security Registrar. The Issuer will give prompt written notice to the Trustee of any change of the Security Registrar or of the location of such office or agency.
Upon surrender for registration of transfer of any Security of any series at the office or agency maintained pursuant to Section 10.2 for such purpose, the Issuer and, if applicable, the Guarantors shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Securities, with an endorsement of the Securities Guarantee, if applicable, executed by the Guarantors, of the same series and tenor, of any authorized denominations and of a like aggregate principal amount.
At the option of the Holder, Securities of any series (except a Global Security) may be exchanged for other Securities of the same series and tenor, of any authorized denominations and of a like aggregate principal amount, upon surrender of the Securities to be exchanged at such office or agency. Whenever any Securities are so surrendered for exchange, the Issuer and, if applicable, the Guarantors shall execute and the Trustee shall authenticate and deliver, the Securities, with an endorsement of the Securities Guarantee, if applicable, executed by the Guarantors, which the Holder making the exchange is entitled to receive.
All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Issuer and, if applicable, the Guarantors evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.
Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Issuer or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Issuer and the Security Registrar duly executed, by the Holder thereof or his attorney duly authorized in writing.
No service charge shall be made for any registration of transfer or exchange of Securities, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of

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Securities, other than exchanges pursuant to Section 3.4, Section 9.6 or Section 11.7 not involving any transfer.
The Issuer shall not be required (a) to issue, register the transfer of or exchange Securities of any series during a period beginning at, the opening of business 15 days before the day of giving notice, as provided in Section 1.7, of redemption of Securities of that series selected for redemption under Section 11.3 and ending at the close of business on the day of such mailing, (b) to issue, register the transfer of or exchange Securities of any series during a period beginning at, the opening of business 15 days before an Interest Payment Date and ending at the close of business on the day of such Interest Payment Date, or (c) to register the transfer of or exchange any Security so selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part.
Notwithstanding any other provisions of this Indenture and except as otherwise specified with respect to any particular series of Securities as contemplated by Section 3.1, a Global Security representing all or a portion of the Securities of a series may not be transferred, except as a whole by the Depositary for such series to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary. Every Security authenticated and delivered upon registration of, transfer of, or in exchange for or in lieu of, a Global Security shall be a Global Security except as provided in the two paragraphs immediately following.
If at any time the Depositary for any Securities of a series represented by one or more Global Securities notifies the Issuer that it is unwilling or unable to continue as Depositary for such Securities or if at any time the Depositary for such Securities shall no longer be eligible to continue as Depositary under Section 3.1 or ceases to be a clearing agency registered under the Exchange Act, the Issuer shall appoint a successor Depositary with respect to such Securities. If a successor Depositary for such Securities is not appointed by the Issuer within 90 days after the Issuer receives such notice or becomes aware of such ineligibility, the Issuer’s election pursuant to Section 3.1 that such Securities be represented by one or more Global Securities shall no longer be effective and the Issuer and, if applicable, the Guarantors will execute and the Trustee, upon receipt of an Issuer Order for the authentication and delivery of Definitive Securities of such series, will authenticate and deliver, Securities, with an endorsement of the Securities Guarantee, if applicable, executed by the Guarantors, of such series in definitive registered form without coupons, in any authorized denominations, in an aggregate principal amount equal to the principal amount of the Global Security or Securities representing such Securities in exchange for such Global Security or Securities registered in the names of such Persons as the Depositary shall direct.
The Issuer may at any time and in its sole discretion determine that the Securities of any series issued in the form of one or more Global Securities shall no longer be represented by a Global Security or Securities. In such event, the Issuer and, if applicable, the Guarantors will execute and the Trustee, upon receipt of an Issuer Order for the authentication and delivery of the Definitive Securities of such series, will authenticate and deliver, Securities, with an

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endorsement of the Securities Guarantee, if applicable, executed by the Guarantors, of such series in definitive registered form without coupons, in any authorized denominations, in an aggregate principal amount equal to the principal amount of the Global Security or Securities representing such Securities in exchange for such Global Security or Securities registered in the names of such Persons as the Depositary shall direct.
If specified by the Issuer pursuant to Section 3.1 with respect to Securities represented by a Global Security, the Depositary for such Global Security may surrender such Global Security in exchange in whole or in part for Securities of the same series and tenor in definitive registered form on such terms as are acceptable to the Issuer, the Trustee and such Depositary. Thereupon, the Issuer and, if applicable, the Guarantors shall execute, and the Trustee, upon receipt of an Issuer Order for the authentication and delivery of Securities in definitive registered form, shall authenticate and deliver, without service charge,
(a)    to the Person specified by such Depositary a new Security or Securities, with an endorsement of the Securities Guarantee, if applicable, executed by the Guarantors, of the same series and tenor, of any authorized denominations as requested by such Person, in an aggregate principal amount equal to and in exchange for such Person’s beneficial interest in the Global Security; and
(b)    to such Depositary a new Global Security, with an endorsement of the Securities Guarantee, if applicable, executed by the Guarantors, in a denomination equal to the difference, if any, between the principal amount of the surrendered Global Security and the aggregate principal amount of Securities authenticated and delivered pursuant to clause (a) above.
Every Person who takes or holds any beneficial interest in a Global Security agrees that:
(a)    the Issuer, the Guarantors (if applicable) and the Trustee may deal with the Depositary as sole owner of the Global Security and as the authorized representative of such Person;
(b)    such Person’s rights in the Global Security shall be exercised only through the Depositary and shall be limited to those established by law and agreement between such Person and the Depositary and/or direct and indirect participants of the Depositary;
(c)    the Depositary and its participants make book-entry transfers of beneficial ownership among, and receive and transmit distributions of principal and interest on the Global Securities to, such Persons in accordance with their own procedures; and
(d)    none of the Issuer, the Guarantors (if applicable), the Trustee, nor any agent of any of them will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

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Section 3.6    Mutilated, Destroyed, Lost and Stolen Securities.
If any mutilated Security is surrendered to the Trustee, together with, in proper cases, such security or indemnity as may be required by the Issuer, the Guarantors (if applicable) or the Trustee to save each of them and any agent of any of them harmless, the Issuer shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Security, with an endorsement of the Securities Guarantee, if applicable, executed by the Guarantors, of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.
If there shall be delivered to the Issuer, the Guarantors (if applicable) and the Trustee (a) evidence to their satisfaction of the destruction, loss or theft of any Security and (b) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Issuer or the Trustee that such Security has been acquired by a bona fide purchaser, the Issuer and, if applicable, the Guarantors shall execute and upon its request the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security, a new Security, with an endorsement of the Securities Guarantee, if applicable, executed by the Guarantors, of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.
In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Issuer in its discretion may, instead of issuing a new Security, pay such Security.
Upon the issuance of any new Security under this Section, the Issuer may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.
Every new Security of any series issued pursuant to this Section in lieu of any destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Issuer and, if applicable, the Guarantors, regardless of whether the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that series duly issued hereunder.
The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.
Section 3.7    Payment of Interest; Interest Rights Preserved.
Except as otherwise provided as contemplated by Section 3.1 with respect to any series of Securities, interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security (or one or

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more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest.
Any interest on any Security of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called “Defaulted Interest”) shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Issuer, at its election in each case, as provided in clause (a) or (b) below:
(a)    The Issuer may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Issuer shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security of such series and the date of the proposed payment, and at the same time the Issuer shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon, the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Issuer of such Special Record Date and, in the name and at the expense of the Issuer, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given in the manner provided in Section 1.7, to each Holder of Securities of such series at his address as it appears in the Security Register, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so given, such Defaulted Interest shall be paid to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (b).
(b)    The Issuer may make payment of any Defaulted Interest on the Securities of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Issuer to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.
Subject to the foregoing provisions of this Section, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.
Section 3.8    Persons Deemed Owners.

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Except as otherwise provided as contemplated by Section 3.1 with respect to any series of Securities, prior to due presentment of a Security for registration of transfer, the Issuer, the Trustee and, if applicable, the Guarantors and any agent thereof may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal of (and premium, if any) and (subject to Section 3.5) interest, if any, on such Security and for all other purposes whatsoever, regardless of whether or not such Security be overdue, and none of the Issuer, the Trustee nor, if applicable, the Guarantors nor any agent of any of them shall be affected by notice to the contrary. All such payments so made to any such Person, or upon such Person’s order, shall be valid, and, to the extent of the sums so paid, effectual to satisfy and discharge the liability for moneys payable upon any such Security.
No holder of any beneficial interest in any Global Security held on its behalf by a Depositary shall have any rights under this Indenture with respect to such Global Security, and such Depositary may be treated by the Issuer, the Trustee and, if applicable, the Guarantors and any agent thereof as the owner of such Global Security for all purposes whatsoever. None of the Issuer, the Trustee, and if applicable, the Guarantors nor any agent thereof will have any responsibility or liability for any aspect of the records relating to or payments made by a Depositary on account of beneficial ownership interests of a Global Security or maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Notwithstanding the foregoing, nothing herein shall impair, as between a Depositary and such holders of beneficial interests, the operation of customary practices governing the exercise of the rights of the Depositary as holder of any Security.
Section 3.9    Cancellation.
All Securities surrendered for payment, redemption, registration of transfer or exchange or for credit against any sinking fund payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly canceled by it. The Issuer may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Issuer may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Securities previously authenticated hereunder which the Issuer has not issued and sold, and all Securities so delivered shall be promptly canceled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities canceled as provided in this Section, except as expressly permitted by this Indenture. All canceled Securities held by the Trustee shall be disposed of in accordance with its customary practices, and the Trustee shall thereafter deliver to the Issuer a certificate with respect to such disposition from time to time upon written request.
Section 3.10    Computation of Interest.
Except as otherwise specified as contemplated by Section 3.1 for Securities of any series, interest on the Securities of each series shall be computed on the basis of a 360 day year of twelve 30-day months.
Section 3.11    CUSIP or CINS Numbers.

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The Issuer issuing the Securities may use “CUSIP” or “CINS” numbers (if then generally in use, and in addition to the other identification numbers printed on the Securities), and, if so, the Trustee shall use “CUSIP” or “CINS” numbers in notices of redemption as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such “CUSIP” or “CINS” numbers either as printed on the Securities or as contained in any notice of a redemption or other notice and that reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption or other action in respect of such other notice shall not be affected by any defect in or omission of such “CUSIP” or “CINS” numbers.

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ARTICLE 4
SATISFACTION AND DISCHARGE
Section 4.1    Satisfaction and Discharge of Indenture.
This Indenture shall cease to be of further effect and will be discharged with respect to the Securities of any series (except as to any surviving rights of registration of transfer or exchange of Securities and certain rights of the Trustee, in each case, herein expressly provided for), and the Trustee, upon an Issuer Request and at the expense of the Issuer, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture with respect to such Securities, when:
(a)    either
(i)    all such Securities theretofore authenticated and delivered (other than (A) such Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.6, and (B) such Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust, as provided in Section 10.3) have been delivered to the Trustee for cancellation; or
(ii)    all such Securities not theretofore delivered to the Trustee for cancellation
(A)    have become due and payable, or
(B)    will become due and payable at their Stated Maturity within one year, or
(C)    are to be called for redemption within one year             under arrangements satisfactory to the Trustee for the giving of notice of             redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer, in the case of (A), (B) or (C) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, together with instructions from the Issuer irrevocably directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;
(b)    the Issuer has paid or caused to be paid all other sums payable hereunder by the Issuer with respect to such Securities; and

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(c)    the Issuer has delivered to the Trustee an Issuer’s Certificate and an Opinion of Counsel, which, taken together, state that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture with respect to such Securities have been complied with.
Notwithstanding the satisfaction and discharge of this Indenture with respect to the Securities of any series, (x) the obligations of the Issuer to the Trustee under Section 6.7, the obligations of the Trustee to any Authenticating Agent under Section 6.14 and the right of the Trustee to resign under Section 6.10 shall survive, and (y) if money shall have been deposited with the Trustee pursuant to clause (a) of this Section 4.3, the obligations of the Issuer and the Trustee under Section 4.2, Section 6.6 and Section 10.2 and the last paragraph of Section 10.3 shall survive.
Section 4.2    Application of Trust Money.
Subject to the provisions of the last paragraph of Section 10.3, all money deposited with the Trustee pursuant to Section 4.1, shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal, premium, if any, and interest for whose payment such money has been deposited with the Trustee.

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ARTICLE 5
DEFAULTS AND REMEDIES
Section 5.1    Events of Default.
“Event of Default”, wherever used herein with respect to Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):
(a)    the Issuer defaults in the payment of any interest upon any Security of that series for more than 30 days after the same becomes due and payable; or
(b)    the Issuer defaults in the payment of any principal of (or premium), if any, on any Security of that series at its Maturity; or;
(c)    default in the performance, or breach, of any covenant set forth in Article Ten in this Indenture (other than a covenant a default in whose performance or whose breach is elsewhere in this Section specifically dealt with or which has expressly been included in this Indenture solely for the benefit of series of Securities other than that series), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail (return receipt requested), postage pre-paid to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities of that series, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or
(d)    default in the performance, or breach, of any covenant in this Indenture (other than a covenant in Article Ten or any other covenant a default in whose performance or whose breach is elsewhere in this Section specifically dealt with or which has expressly been included in this Indenture solely for the benefit of series of Securities other than that series), and continuance of such default or breach for a period of 75 days after there has been given, by registered or certified mail (return receipt requested), postage pre-paid to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or
(e)    the Issuer or any Guarantor (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing; or

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(f)    a court or Governmental Authority of competent jurisdiction enters an order or decree appointing, without consent by the Issuer or any Guarantor, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Issuer or any Guarantor, or any such petition shall be filed against the Issuer or any Guarantor and such petition shall not be dismissed within sixty (60) days; or
(g)    default in the deposit of any sinking fund payment upon any Security of that series when due and payable; or
(h)    any other Event of Default provided with respect to Securities of that series in accordance with Section 3.1.
Section 5.2    Acceleration of Maturity; Rescission and Annulment.
If an Event of Default with respect to Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of 25% in aggregate principal amount of the Outstanding Securities of that series may declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all of the Securities of that series to be due and payable immediately, by a notice in writing to the Issuer (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount) plus accrued interest and premium, if any, shall become immediately due and payable. Notwithstanding the foregoing, if an Event of Default specified in clause (e) or (f) (other than an Event of Default described in clause (v) of Section 5.1(e) or described in clause (vi) of Section 5.1(e) by nature of the fact that such clause encompasses clause (v) of Section 5.1(e) occurs, the Securities of any series at the time Outstanding shall be due and payable immediately without further action or notice.
At any time after such a declaration of acceleration with respect to Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article Five provided, the Holders of a majority in principal amount of the Outstanding Securities of that series, by written notice to the Issuer and the Trustee, may rescind and annul such declaration and its consequences if:
(a)    the Issuer or, if applicable, one or more of the Guarantors has paid or deposited with the Trustee a sum sufficient to pay:
(i)    all overdue interest on all Securities of that series,
(ii)    the principal of (and premium, if any, on) any Securities of that series which have become due otherwise than by such declaration of acceleration and any interest thereon at the rate or rates prescribed therefor in such Securities,

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(iii)    to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Securities, and
(iv)    all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and
(b)    all Events of Default with respect to Securities of that series, other than the non-payment of the principal of Securities of that series which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 5.13.
No such rescission shall affect any subsequent default or impair any right consequent thereon.
For all purposes under this Indenture, if a portion of the principal of any Original Issue Discount Securities shall have been accelerated and declared due and payable pursuant to the provisions hereof, then, from and after such declaration, unless such declaration has been rescinded and annulled, the principal amount of such Original Issue Discount Securities shall be deemed, for all purposes hereunder, to be such portion of the principal thereof as shall be due and payable as a result of such acceleration, and payment of such portion of the principal thereof as shall be due and payable as a result of such acceleration, together with interest, if any, thereon and all other amounts owing thereunder, shall constitute payment in full of such Original Issue Discount Securities.
Section 5.3    Collection of Indebtedness and Suits for Enforcement by Trustee.
The Issuer covenants that if:
(a)    default is made in the payment of any installment of interest on any Security when such interest becomes due and payable and such default continues for a period of 30 days, or
(b)    default is made in the payment of the principal of (or premium, if any, on) any Security at the Maturity thereof, the Issuer will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal and any premium and interest and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and any premium and on any overdue interest, at the rate or rates prescribed therefor in such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.
If the Issuer fails to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and

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may enforce the same against the Issuer or, if applicable, the Guarantors or any other obligor upon such Securities and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Issuer or, if applicable, the Guarantors or any other obligor upon such Securities, wherever situated.
If an Event of Default with respect to Securities of any series occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such series by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.
Section 5.4    Trustee May File Proofs of Claim.
In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Issuer or, if applicable, any Guarantor or any other obligor upon the Securities, their property or their creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Issuer or, if applicable, the Guarantors for the payment of overdue principal or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise,
(a)    to file and prove a claim for the whole amount of principal (and premium, if any) and interest owing and unpaid in respect of the Securities and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and
(b)    to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same;
and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, if the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 6.7.
No provision of this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, compromise, arrangement, adjustment or composition affecting the Securities or, if applicable, the Securities Guarantee or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; provided, however, that the Trustee may, on behalf

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of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors’ or other similar committee.

Section 5.5    Trustee May Enforce Claims Without Possession of Securities.
All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.
Section 5.6    Application of Money Collected.
Any money collected by the Trustee pursuant to this Article Five or, after an Event of Default, any money or other property distributable in respect of the Issuer’s obligations under this Indenture shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal or any premium or interest, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:
FIRST: To the payment of all amounts due the Trustee (including any predecessor trustee) under Section 6.7;
SECOND: To the payment of the amounts then due and unpaid for principal of and any premium and interest on the Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal and any premium and interest, respectively; and
THIRD: The balance, if any, to the Issuer.
Section 5.7    Limitation on Suits.
No Holder of any Security of any series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture (including, if applicable, the Securities Guarantee), or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:
(a)    such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of that series;

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(b)    the Holders of not less than 25% in principal amount of the Outstanding Securities of that series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;
(c)    such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;
(d)    the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and
(e)    no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Securities of that series;
it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all such Holders.
Section 5.8    Unconditional Right of Holders to Receive Principal, Premium and Interest.
Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment of the principal of and any premium and (subject to Section 3.5 and Section 3.7) interest on such Security on the Stated Maturity or Maturities expressed in such Security (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.
Section 5.9    Restoration of Rights and Remedies.
If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Issuer, the Guarantors, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.
Section 5.10    Rights and Remedies Cumulative.
Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 3.6, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter

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existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.
Section 5.11    Delay or Omission Not Waiver.
To fullest extent permitted by applicable law, no delay or omission of the Trustee or of any Holder of any Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article Five or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 5.12    Control by Holders.
The Holders of not less than a majority in principal amount of the Outstanding Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of such series; provided, however, that:
(a)    such direction shall not be in conflict with any rule of law or with this Indenture;
(b)    the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction; and
(c)    the Trustee shall have the right to decline to follow any such direction if the Trustee in good faith shall determine that the proceeding so directed would involve the Trustee in personal liability.
Section 5.13    Waiver of Past Defaults.
By written notice to the Issuer and the Trustee, the Holders of not less than a majority in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all the Securities of such series waive any past default hereunder with respect to such series and its consequences, except:
(a)    a continuing default in the payment of the principal of or any premium or interest on any Security of such series, or
(b)    a default in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected.

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Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture, but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.
Section 5.14    Undertaking for Costs.
All parties to this Indenture agree, and each Holder of any Security by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant, other than the Trustee, in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section 5.14 shall not apply to any suit instituted by the Issuer, to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Outstanding Securities of any series, or to any suit instituted by any Holder for the enforcement of the payment of the principal of (or premium, if any) or interest on any Security on or after the Stated Maturity or Maturities expressed in such Security (or, in the case of redemption, on or after the Redemption Date).
Section 5.15    Waiver of Stay or Extension Laws.
Each of the Issuer and the Guarantors covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and each of the Issuer and the Guarantors (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

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ARTICLE 6
THE TRUSTEE
Section 6.1    Certain Duties and Responsibilities.
(a)    Except during the continuance of an Event of Default,
(i)    the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and
(ii)    in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts, statements, opinions or conclusions stated therein).
(b)    In case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.
(c)    No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that
(i)    this Subsection shall not be construed to limit the effect of Subsections (a) and (e) of this Section;
(ii)    the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts; and
(iii)    the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of a majority in principal amount of the Outstanding Securities of any series, given pursuant to Section 5.12, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture with respect to the Securities of such series.

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(d)    Regardless of whether therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.
(e)    No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.
Section 6.2    Notice of Defaults.
Within 90 days after the occurrence of any Default hereunder with respect to the Securities of any series, the Trustee shall transmit, by the means described in Section 1.7, to all Holders of Securities of such series, as their names and addresses appear in the Security Register, notice of such Default hereunder known to the Trustee, unless such Default shall have been cured or waived; provided, however, that, except in the case of a Default in the payment of the principal of or any premium or interest on any Security of such series or in the payment of any sinking fund installment with respect to Securities of such series, the Trustee may withhold from Holders of Securities notice of any continuing Default or Event of Default if and so long as a committee of Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of Securities of such series; and, provided, further, that in the case of any Default of the character specified in Section 5.1(c) with respect to Securities of such series, no such notice to Holders shall be given until at least 60 days after the occurrence thereof and that in the case of any Default of the character specified in Section 5.1(d) with respect to Securities of such series, no such notice to Holders shall be given until at least 75 days after the occurrence thereof.
Section 6.3    Certain Rights of Trustee.
Subject to the provisions of Section 6.1:
(a)    the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;
(b)    any request or direction of the Issuer or a Guarantor mentioned herein shall be sufficiently evidenced by an Issuer Request or Issuer Order or Company Request or Company Order, as the case may be, (other than delivery of any Security to the Trustee for authentication and delivery pursuant to Section 3.3, which shall be sufficiently evidenced as provided therein) and any resolution of the partnership or the Board of Directors, as the case may be, may be sufficiently evidenced by an Issuer Resolution or Board Resolution, as the case may be;

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(c)    whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) shall be entitled to receive and may, in the absence of bad faith on its part, conclusively rely upon an Issuer’s Certificate or Officer’s Certificate, as the case may be;
(d)    the Trustee may consult with counsel and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;
(e)    the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;
(f)    the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer, personally or by agent or attorney at the sole cost of the Issuer and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation;
(g)    the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder and shall not be responsible for the supervision of officers and employees of such agents or attorneys;
(h)    the Trustee may request that the Issuer and, if applicable, the Guarantors deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which certificate may be signed by any person authorized to sign an Issuer’s Certificate or an Officer’s Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded;
(i)    the Trustee shall be entitled to the rights and protections afforded to the Trustee pursuant to this Article Six in acting as a Paying Agent or Security Registrar hereunder;
(j)    the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder;

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(k)    the Trustee shall not be deemed to have notice of any Default or Event of Default unless written notice of any such a default is received by the Trustee from the Issuer, any Guarantor or any Holder at the Corporate Trust Office of the Trustee, and such notice references the Notes and this Indenture;
(l)    the Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;
(m)    anything in this Indenture notwithstanding, in no event shall the Trustee be liable for special, indirect, exemplary, incidental, punitive or consequential or other similar loss or damage of any kind whatsoever (including but not limited to loss of profit), even if the Trustee has been advised as to the likelihood of such loss or damage and regardless of the form of action;
(n)    the Trustee shall not be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused, directly or indirectly, by circumstances beyond its control, including, without limitation, any provision of any law or regulation or any act of any governmental authority, acts of God; earthquakes; fire; flood; terrorism; wars and other military disturbances; sabotage; epidemics; riots; interruptions; loss or malfunctions of utilities, computer (hardware or software) or communication services; accidents; labor disputes; acts of civil or military authority and governmental action; and
(o)    the permissive right of the Trustee to take or refrain from taking action hereunder shall not be construed as a duty.
Section 6.4    Not Responsible for Recitals or Issuance of Securities.
The recitals contained herein and in the Securities, except the Trustee’s certificates of authentication, shall be taken as the statements of the Issuer or, if applicable, the Guarantors, and the Trustee or any Authenticating Agent assumes no responsibility for their correctness. Neither the Trustee nor any Authenticating Agent makes any representations as to the validity or sufficiency of this Indenture or of the Securities. The Trustee or any Authenticating Agent shall not be accountable for the use or application by the Issuer of Securities or the proceeds thereof.
Section 6.5    May Hold Securities.
The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of the Issuer or, if applicable, any Guarantor, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Sections 310(b) and 311 of the Trust Indenture Act and Section 6.8, Section 6.9 and Section 6.13, may otherwise deal with the Issuer or, if applicable, the Guarantors with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent.
Section 6.6    Money Held in Trust.

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Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Issuer or, if applicable, one or more of the Guarantors.
Section 6.7    Compensation and Reimbursement.
The Issuer and each Guarantor, jointly and severally, agrees:
(a)    to pay to the Trustee from time to time reasonable compensation for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);
(b)    except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel and of all Persons not regularly in its employ), except any such expense, disbursement or advance as may be attributable to its gross negligence or willful misconduct; and
(c)    to indemnify each of the Trustee or any predecessor Trustee and their officers, directors, agents and employees for, and to hold it harmless against, any and all loss, damage, claims, liability or expense, including taxes (other than taxes based upon, measured by or determined by the income of the Trustee), arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim (whether asserted by the Issuer, or any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, or in connection with enforcing the provisions of this Section, except to the extent that such loss, damage, claim, liability or expense is due to its own gross negligence or willful misconduct.
As security for the performance of the obligations of the Issuer and each Guarantor under this Section the Trustee shall have a lien prior to the Securities upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of (and premium, if any) or interest on particular Securities.
Without limiting any rights available to the Trustee hereunder or under applicable law, when the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 5.1(e) or Section 5.1(f), the expenses (including the reasonable charges and expenses of its counsel) and the compensation for the services of the Trustee are intended to constitute expenses of administration under any applicable Bankruptcy Law.
The provisions of this Section 6.7 shall survive the satisfaction and discharge of this Indenture, the payment of the Securities, the termination for any reason of this Indenture, and the resignation or removal of the Trustee.

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“Trustee” for purposes of this Section shall include any predecessor Trustee; provided, however, that the negligence, willful misconduct or bad faith of any Trustee hereunder shall not affect the rights of any other Trustee hereunder.
Section 6.8    Disqualification; Conflicting Interests.
Reference is made to Section 310(b) of the Trust Indenture Act. There shall be excluded from the operation of Section 310(b)(1) of the Trust Indenture Act this Indenture with respect to the Securities of more than one series.
Section 6.9    Corporate Trustee Required; Eligibility.
There shall at all times be a Trustee hereunder which shall be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus required by the Trust Indenture Act, subject to supervision or examination by Federal or State authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. The Trustee shall not be an obligor upon the Securities or an Affiliate thereof. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article Six.
Section 6.10    Resignation and Removal; Appointment of Successor.
(a)    No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 6.11.
(b)    The Trustee may resign at any time with respect to the Securities of one or more series by giving written notice thereof to the Issuer. If the instrument of acceptance by a successor Trustee required by Section 6.11 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.
(c)    The Trustee may be removed at any time with respect to the Securities of any series by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series, delivered to the Trustee and to the Issuer.
(d)    If at any time:

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(i)    the Trustee shall fail to comply with Section 310(b) of the Trust Indenture Act after written request therefor by the Issuer or by any Holder who has been a bona fide Holder of a Security for at least six months, or
(ii)    the Trustee shall cease to be eligible under Section 6.9 and shall fail to resign after written request therefor by the Issuer or by any such Holder, or
(iii)    the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (A) the Issuer by an Issuer Resolution may remove the Trustee with respect to all Securities, or (B) subject to Section 5.14, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Securities and the appointment of a successor Trustee or Trustees.
(e)    If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Securities of one or more series, the Issuer, by an Issuer Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Securities of any particular series) and shall comply with the applicable requirements of Section 6.11. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series delivered to the Issuer and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 6.11, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Issuer. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Issuer or the Holders and accepted appointment in the manner required by Section 6.11, any Holder who has been a bona fide Holder of a Security of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.
(f)    The Issuer shall give notice of each resignation and each removal of the Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series to all Holders of Securities of such series in the manner provided in Section 1.7. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.
Section 6.11    Acceptance of Appointment by Successor.

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(a)    In case of the appointment hereunder of a successor Trustee with respect to all Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Issuer, the Guarantors (if applicable) and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Issuer or, if applicable, any Guarantor or the successor Trustee, such retiring Trustee shall, upon payment of its charges and subject to its lien provided for in Section 6.7, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.
(b)    In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) series, the Issuer, the Guarantors (if applicable), the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (i) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (ii) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (iii) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon payment of its charges and subject to its lien provided for in Section 6.7, and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; but, on request of the Issuer, any Guarantor (if applicable) or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor Trustee relates.
(c)    Upon request of any such successor Trustee, the Issuer and, if applicable, the Guarantors shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in paragraph (a) or (b) of this Section, as the case may be.

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(d)    No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article and the Trust Indenture Act.
Section 6.12    Merger, Conversion, Consolidation or Succession to Business.
Any Person into which the Trustee may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any Person succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such Person shall be otherwise qualified and eligible under this Article Six, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.
Section 6.13    Preferential Collection of Claims Against Issuer.
Reference is made to Section 311 of the Trust Indenture Act. For purposes of Section 311(b) of the Trust Indenture Act,
(a)    the term “cash transaction” means any transaction in which full payment for goods or securities sold is made within seven days after delivery of the goods or securities in currency or in checks or other orders drawn upon banks or bankers and payable upon demand;
(b)    the term “self-liquidating paper” means any draft, bill of exchange, acceptance or obligation which is made, drawn, negotiated or incurred by the Issuer or, if applicable, any Guarantor for the purpose of financing the purchase, processing, manufacturing, shipment, storage or sale of goods, wares or merchandise and which is secured by documents evidencing title to, possession of, or a lien upon, the goods, wares or merchandise or the receivables or proceeds arising from the sale of the goods, wares or merchandise previously constituting the security, provided the security is received by the Trustee simultaneously with the creation of the creditor relationship with the Issuer or, if applicable, such Guarantor arising from the making, drawing, negotiating or incurring of the draft, bill of exchange, acceptance or obligation.
Section 6.14    Appointment of Authenticating Agent.
The Trustee may appoint an Authenticating Agent or Agents with respect to one or more series of Securities which shall be authorized to act on behalf of the Trustee to authenticate Securities of such series issued upon exchange, registration of transfer or partial redemption thereof or pursuant to Section 3.6, and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and

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delivery of Securities by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Issuer and shall at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by Federal or State authority. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.
Any Person into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any Person succeeding to all or substantially all of the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such Person shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.
An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Issuer and, if applicable, the Guarantors. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Issuer and, if applicable, the Guarantors. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Issuer and, if applicable, the Guarantors and shall mail written notice of such appointment by first-class mail, postage prepaid, to all Holders of Securities of the series with respect to which such Authenticating Agent will serve, as their names and addresses appear in the Security Register. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.
The Issuer agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section 6.14.

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If an appointment with respect to one or more series is made pursuant to this Section 6.14, the Securities of such series may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternate certificate of authentication in the following form:
This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.
THE BANK OF NEW YORK MELLON,
as Trustee
By:
     As Authenticating Agent
By:
     Authorized Signatory

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ARTICLE 7
HOLDERS’ LISTS AND REPORTS BY TRUSTEE AND ISSUER
Section 7.1    Issuer to Furnish Trustee Names and Addresses of Holders.
The Issuer will furnish or cause to be furnished to the Trustee:
(a)    semi-annually, not more than 15 days after each Regular Record Date for a series of Securities, a list for such series of Securities, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of Securities of such series as of such Regular Record Date, and
(b)    at such other times as the Trustee may request in writing, within 30 days after the receipt by the Issuer of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished; provided, however, that if and so long as the Trustee shall be the Security Registrar, no such list need be furnished with respect to such series of Securities.
Section 7.2    Preservation of Information; Communications to Holders.
(a)    The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in Section 7.1 and the names and addresses of Holders received by the Trustee in its capacity as Security Registrar. The Trustee may dispose of any list furnished to it as provided in Section 7.1 upon receipt of a new list so furnished.
(b)    If three or more Holders (herein referred to as “applicants”) apply in writing to the Trustee, and furnish to the Trustee reasonable proof that each such applicant has owned a Security for a period of at least six months preceding the date of such application, and such application states that the applicants desire to communicate with other Holders with respect to their rights under this Indenture or under the Securities and is accompanied by a copy of the form of proxy or other communication which such applicants propose to transmit, then the Trustee shall, within five business days after the receipt of such application, at its election, either
(i)    afford such applicants access to the information preserved at the time by the Trustee in accordance with Section 7.2(a), or
(ii)    inform such applicants as to the approximate number of Holders whose names and addresses appear in the information preserved at the time by the Trustee in accordance with Section 7.2(a), and as to the approximate cost of mailing to such Holders the form of proxy or other communication, if any, specified in such application.
If the Trustee shall elect not to afford such applicants access to such information, the Trustee shall, upon the written request of such applicants, mail to each Holder whose name and

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address appear in the information preserved at the time by the Trustee in accordance with Section 7.2(a) a copy of the form of proxy or other communication which is specified in such request, with reasonable promptness after a tender to the Trustee of the material to be mailed and of payment, or provision for the payment, of the reasonable expenses of mailing, unless within five days after such tender the Trustee shall mail to such applicants and file with the SEC, together with a copy of the material to be mailed, a written statement to the effect that, in the opinion of the Trustee, such mailing would be contrary to the best interest of the Holders or would be in violation of applicable law. Such written statement shall specify the basis of such opinion. If the SEC, after opportunity for a hearing upon the objections specified in the written statement so filed, shall enter an order refusing to sustain any of such objections or if, after the entry of an order sustaining one or more of such objections, the SEC shall find, after notice and opportunity for hearing, that all the objections so sustained have been met and shall enter an order so declaring, the Trustee shall mail copies of such material to all such Holders with reasonable promptness after the entry of such order and the renewal of such tender; otherwise the Trustee shall be relieved of any obligation or duty to such applicants respecting their application.
(c)    Every Holder of Securities, by receiving and holding the same, agrees with the Issuer, the Guarantors (if applicable) and the Trustee that none of the Issuer, the Guarantors (if applicable) nor the Trustee nor any agent of any of them shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders in accordance with Section 7.2(b), regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under Section 7.2(b).
Section 7.3    Reports by Trustee.
Any Trustee’s report required pursuant to Section 313(a) of the Trust Indenture Act shall be dated as of May 15, and shall be transmitted within 60 days after May 15 of each year (but in all events at intervals of not more than 12 months), commencing with the year 2013, by mail to all Holders, as their names and addresses appear in the Security Register. A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange upon which any Securities are listed, with the SEC and with the Issuer. The Issuer will notify the Trustee when any Securities are listed on any stock exchange.
Section 7.4    Reports by Issuer.
So long as clauses (1), (2) and (3) of Section 314(a) of the Trust Indenture Act (or any successor provisions of law) are applicable to this Indenture, the Issuer shall:
(a)    file with the Trustee, within 15 days after the Issuer files the same with the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which the Issuer may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if the Issuer is not required to file information, documents or reports pursuant to either of said Sections, then it shall file with the Trustee and the SEC, in accordance with rules and regulations prescribed from time to time by

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the SEC, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations;
(b)    file with the Trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such additional information, documents and reports with respect to compliance by the Issuer with the conditions and covenants of this Indenture as may be required from time to time by such rules and regulations; and
(c)    transmit by mail to all Holders, as their names and addresses appear in the Security Register, within 30 days after the filing thereof with the Trustee, such summaries of any information, documents and reports required to be filed by the Issuer pursuant to clauses (a) and (b) of this Section as may be required by rules and regulations prescribed from time to time by the SEC.
Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuer’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on an Issuer Certificate and the statements delivered to it pursuant to Section 10.5).

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ARTICLE 8
CONSOLIDATION, AMALGAMATION, MERGER AND SALE
Section 8.1    Issuer May Consolidate, Etc., Only on Certain Terms.
The Issuer shall not consolidate, amalgamate, merge or convert with or into any other Person or sell, convey, transfer, lease or otherwise dispose of all or substantially all of the properties and assets of the Issuer and the Guarantors on a consolidated basis to any other Person unless:
(a)    either: (i) the Issuer is the surviving entity; or (ii) the Person formed by or surviving any such consolidation, amalgamation, merger or resulting from a conversion (if other than the Issuer) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, limited liability company, limited liability partnership or general partnership organized or existing under the laws of the United States, any state of the United States or the District of Columbia;
(b)    the Person formed by or surviving any such conversion, consolidation, amalgamation or merger (if other than the Issuer) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Issuer under the Securities and this Indenture pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee;
(c)    immediately after giving effect to such transaction, no Event of Default, and no Default, shall have occurred and be continuing; and
(d)    the Issuer has delivered to the Trustee an Issuer’s Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger, conveyance, sale, transfer or lease and such supplemental indenture, if any, comply with this Article Eight and that all conditions precedent herein provided for relating to such transaction have been complied with;
provided that in the event the Issuer mergers or consolidates with or into another Person which is not a general partnership and the Issuer is not the surviving entity, the general partners of the Issuer shall continue to be responsible for the obligations of the Issuer with respect to all Securities issued prior to the effective date of such merger or consolidation as if the Issuer remained a general partnership.
Section 8.2    Successor Substituted.
Upon any consolidation, amalgamation, merger or conversion of the Issuer with or into any other Person or any sale, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of the Issuer and the Guarantors on a consolidated basis in accordance with Section 8.1, the successor or resulting Person formed by or resulting upon such consolidation or merger (if other than the Issuer) or to which such sale, conveyance, transfer, lease or other disposition is made shall succeed to, and be substituted for, and may

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exercise every right and power of, the Issuer under this Indenture with the same effect as if such successor Person had been named as the Issuer herein, and thereafter, except in the case of a lease, the predecessor Issuer, except as set forth in Section 8.1, and each of the Guarantors shall be relieved of all obligations and covenants under this Indenture and the Securities.

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ARTICLE 9
AMENDMENT, SUPPLEMENT AND WAIVER
Section 9.1    Without Consent of Holders.
The Issuer, the Guarantors and the Trustee may amend or supplement this Indenture, the Securities Guarantees or the Securities without the consent of any holder of a Security:
(a)    to cure any ambiguity or defect, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture or the Securities or make any other changes herein or therein, provided such action shall not adversely affect the interests of the Holders of Securities of any series in any material respect; or
(b)    to evidence the succession of another Person to the Issuer and the assumption by any such successor of the covenants of the Issuer herein and, to the extent applicable, to the Securities; or
(c)    to provide for uncertificated, book-entry Securities in addition to or in place of certificated Securities; provided that the uncertificated Securities are issued in registered form for purposes of Section 163(f) of the Code, or in the manner such that the uncertificated Securities are described in Section 163(f)(2)(B) of the Code; or
(d)    to add a Securities Guarantee and cause any Person to become a Guarantor, and/or to evidence the succession of another Person to a Guarantor and the assumption by any such successor of the Securities Guarantee of such Guarantor herein and, to the extent applicable, endorsed upon any Securities of any series; or
(e)    to secure the Securities; or
(f)    to add to the covenants of the Issuer such further covenants, restrictions, conditions or provisions as the Issuer shall consider to be appropriate for the benefit of the Holders of all or any series of Securities (and if such covenants, restrictions, conditions or provisions are to be for the benefit of less than all series of Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Issuer and to make the occurrence, or the occurrence and continuance, of a Default in any such additional covenants, restrictions, conditions or provisions an Event of Default permitting the enforcement of all or any of the several remedies provided in this Indenture as herein set forth; provided, that in respect of any such additional covenant, restriction, condition or provision such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such an Event of Default or may limit the remedies available to the Trustee upon such an Event of Default or may limit the right of the Holders of a majority in aggregate principal amount of the Securities of such series to waive such an Event of Default; or

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(g)    to add any additional Defaults or Events of Default in respect of all or any series of Securities; or
(h)    to add to, change or eliminate any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the issuance of Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons; or
(i)    to change or eliminate any of the provisions of this Indenture; provided that any such change or elimination shall become effective only when there is no Security Outstanding of any series created prior to the execution of such supplemental indenture that is entitled to the benefit of such provision; or
(j)    to establish the form or terms of Securities of any series as permitted by Section 2.1 and Section 3.1, including to reopen any series of any Securities as permitted under Section 3.1; or
(k)    to provide for any rights of the Holders of Securities of any series to require the repurchase of Securities of such series by the Issuer; or
(l)    to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 6.11(b); or
(m)    to conform the text of the indenture (and/or any supplemental indenture) or any debt securities issued thereunder to any provision of a description of such debt securities appearing in a prospectus or prospectus supplement or an offering memorandum or offering circular to the extent that such provision was intended to be a verbatim recreation of a provision of the indenture (and/or any supplemental indenture) or any debt securities issued thereunder; or
(n)    to modify, eliminate or add to the provisions of this Indenture to such extent as shall be necessary to effect the qualification of this Indenture under the Trust Indenture Act or under any similar federal statute subsequently enacted, and to add to this Indenture such other provisions as may be expressly required under the Trust Indenture Act; or
(o)    to modify, alter, amend or supplement this Indenture in any other respect which is not materially adverse to Holders and which does not involve a change requiring the consent of the Holders as described in Section 9.2 hereof.
Upon the request of the Issuer accompanied by an Issuer Resolution authorizing the execution of any such amended or supplemental indenture, the Trustee is hereby authorized to join with the Issuer and any Guarantor in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations that may be therein contained and to accept the conveyance, transfer, assignment, mortgage, charge or pledge of any property

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thereunder, but the Trustee shall not be obligated to enter into any such supplemental indenture that affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.
Section 9.2    With Consent of Holders.
The Issuer and the Trustee may amend or supplement this Indenture, the Securities Guarantees and the Securities with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series of Securities affected by such amendment or supplemental indenture, with each such series voting as a separate class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for Securities) and, subject to Section 5.8 and Section 5.13 hereof, any existing Default or Event of Default or compliance with any provision of this Indenture, the Securities Guarantees or the Securities may be waived with respect to each series of Securities with the consent of the Holders of a majority in principal amount of the Outstanding Securities of such series voting as a separate class (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Securities).
Upon the request of the Issuer accompanied by an Issuer Resolution authorizing the execution of any such amended or supplemental indenture, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders of Securities as aforesaid, and upon receipt by the Trustee of the documents described in Section 6.3 hereof, the Trustee will join with the Issuer and the Guarantors in the execution of such amended or supplemental indenture unless such amended or supplemental indenture directly affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but will not be obligated to, enter into such amended or supplemental Indenture.
It is not necessary for the consent of the Holders of Securities under this Section 9.2 to approve the particular form of any proposed amendment or waiver, but it is sufficient if such consent approves the substance of the proposed amendment or waiver.
After an amendment, supplement or waiver under this Section 9.2 becomes effective, the Issuer will mail to the Holders of Securities affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Issuer to mail such notice, or any defect therein, will not, however, in any way impair or affect the validity of any such amended or supplemental indenture or waiver. Subject to Section 5.8 and Section 5.13 hereof, the application of or compliance with, either generally or in any particular instance, of any provision of this Indenture, the Securities or the Securities Guarantees may be waived as to each series of Securities by the Holders of a majority in aggregate principal amount of the Outstanding Securities of such series. However, without the consent of each Holder affected, an amendment or waiver under this Section 9.2 may not (with respect to any Securities held by a non-consenting Holder):
(a)    change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Security, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a

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declaration of acceleration of the Maturity thereof pursuant to Section 5.2, or change any Place of Payment where, or the coin or currency in which, any Security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or
(b)    reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture, or
(c)    modify any of the provisions of this Section 9.2, Section 5.8 or Section 5.13 except to increase any such percentage or Section 10.6 or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby, provided, however, that this clause (c) shall not be deemed to require the consent of any Holder with respect to changes in the references to “the Trustee” and concomitant changes in this Section, or the deletion of this proviso, in accordance with the requirements of Section 6.11(b) and Section 9.1(g); or
(d)    waive a redemption payment with respect to any Security; provided, however, that any purchase or repurchase of Securities shall not be deemed a redemption of the Securities; or
(e)    release any Guarantor from any of its obligations under its Securities Guarantee or this Indenture, except in accordance with the terms of this Indenture (as supplemented by any supplemental indenture); or
(f)    make any change in the foregoing amendment and waiver provisions.
A supplemental indenture that changes or eliminates any covenant or other provision of this Indenture that has expressly been included solely for the benefit of one or more particular series of Securities, or that modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.
It shall not be necessary for any Act of Holders under this Section 9.2 to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.
Section 9.3    Execution of Supplemental Indentures.
In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section 6.1) shall be fully protected in relying upon, an Opinion of Counsel and an Issuer’s Certificate stating that the execution of such

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supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.
Section 9.4    Effect of Supplemental Indentures.
Upon the execution of any supplemental indenture under this Article Nine, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.
Section 9.5    Conformity with Trust Indenture Act.
Every supplemental indenture executed pursuant to this Article Nine shall conform to the requirements of the Trust Indenture Act as then in effect.
Section 9.6    Reference in Securities to Supplemental Indentures.
Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article Nine may, and shall if required by the Issuer, bear a notation in form approved by the Issuer as to any matter provided for in such supplemental indenture. If the Issuer shall so determine, new Securities of any series so modified as to conform, in the opinion of the Trustee and the Issuer, to any such supplemental indenture may be prepared and executed by the Issuer and authenticated and delivered by the Trustee in exchange for Outstanding Securities of such series.
Section 9.7    Notice to Holders of Supplemental Indentures.

After an amendment or supplement, other than an amendment or supplement relating to the issuance of a new series of Securities or solely to an existing series of Securities, under this Article Nine becomes effective, the Issuer shall promptly mail to the Holders affected thereby a notice briefly describing such amendment or supplement. Any failure of the Issuer to mail such notice to all Holders, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment or supplement under this Article Nine.

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ARTICLE 10
COVENANTS
Section 10.1    Payment of Principal, Premium and Interest.
The Issuer covenants and agrees for the benefit of each series of Securities that it will duly and punctually pay the principal of and any premium and interest on the Securities of that series in accordance with the terms of the Securities and this Indenture.
Section 10.2    Maintenance of Office or Agency.
The Issuer will maintain in the United States, an office or agency (which may be an office of the Trustee or Registrar or agent of the Trustee or Registrar) where Securities of that series may be presented or surrendered for payment, where Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Issuer in respect of the Securities of that series and this Indenture may be served. The Issuer will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.
The Issuer may also from time to time designate one or more other offices or agencies where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Issuer will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.
Except as otherwise specified with respect to a series of Securities as contemplated by Section 3.1, the Issuer hereby initially designates the office of the Trustee located at its address specified in Section 1.6, as the Issuer’s office or agency for each such purpose for each series of Securities.
Section 10.3    Money for Securities Payments to Be Held in Trust.
If the Issuer shall at any time act as its own Paying Agent, with respect to any series of Securities, it will, on or before each due date of the principal of and any premium or interest on any of the Securities of that series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal and any premium and interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.
Whenever the Issuer shall have one or more Paying Agents for any series of Securities, it will, one Business Day prior to each due date of the principal of and any premium or interest on any Securities of that series, deposit with a Paying Agent a sum sufficient to pay the principal and any premium or interest so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal, premium or interest, and (unless such Paying Agent is the

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Trustee) the Issuer will promptly notify the Trustee of its action or failure so to act. For purposes of this Section 10.3, should a due date for principal of and any premium or interest on, or sinking fund payment with respect to any series of Securities not be on a Business Day, such payment shall be due on the next Business Day without any interest for the period from the due date until such Business Day.
The Issuer will cause each Paying Agent for any series of Securities other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:
(a)    hold all sums held by it for the payment of the principal of and any premium or interest on Securities of that series in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided;
(b)    give the Trustee notice of any Default by the Issuer (or any other obligor upon the Securities of that series) in the making of any payment of principal and any premium or interest on the Securities of that series; and
(c)    at any time during the continuance of any such Default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.
The Issuer and, if applicable, the Guarantors may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Issuer Order or Company Order, as the case may be, direct any Paying Agent to pay, to the Trustee all sums held in trust by the Issuer or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Issuer or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.
Subject to any applicable escheat or abandoned property laws, any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of and any premium or interest on any Security of any series and remaining unclaimed for one year after such principal and any premium or interest has become due and payable shall be paid to the Issuer on Issuer Request, or (if then held by the Issuer) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuer cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in the Borough of Manhattan, The City of New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Issuer.

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Section 10.4    Existence.
Subject to Article Eight, the Issuer and, if any Securities of a series to which Article Fourteen has been made applicable are Outstanding, each Guarantor will do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises; provided, however, that the Issuer and, if applicable, any such Guarantor shall not be required to preserve any such right or franchise if the governing body or the Board of Directors, as the case may be, shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Issuer or such Guarantor, as the case may be.
Section 10.5    Statement as to Default.
The Issuer and, if any Securities of a series to which Article Fourteen has been made applicable are Outstanding, each Guarantor will deliver to the Trustee on or before May 15th of each year a brief certificate (which need not include the statements set forth in Section 1.3) from the principal executive officer, principal financial officer or principal accounting officer of the Issuer and, if applicable, such Guarantor as to his or her knowledge of the Issuer’s or such Guarantor’s, as the case may be, compliance (without regard to any period of grace or requirement of notice provided herein) with all conditions and covenants under the Indenture and, if the Issuer or such Guarantor, as the case may be, shall be in Default, specifying all such Defaults and the nature and status thereof of which such officer has knowledge.
Section 10.6    Additional Amounts.
If the Securities of a series provide for the payment of additional amounts (as provided in Section 3.1(r)), at least 10 days prior to the first Interest Payment Date with respect to that series of Securities and at least 10 days prior to each date of payment of principal of, premium, if any, or interest on the Securities of that series if there has been a change with respect to the matters set forth in the below-mentioned Issuer’s Certificate, the Issuer shall furnish to the Trustee and the principal Paying Agent, if other than the Trustee, an Issuer’s Certificate instructing the Trustee and such Paying Agent whether such payment of principal of, premium, if any, or interest on the Securities of that series shall be made to holders of the Securities of that series without withholding or deduction for or on account of any tax, assessment or other governmental charge described in the Securities of that series. If any such withholding or deduction shall be required, then such Issuer’s Certificate shall specify by country the amount, if any, required to be withheld or deducted on such payments to such holders and shall certify the fact that additional amounts will be payable and the amounts so payable to each holder, and the Issuer shall pay to the Trustee or such Paying Agent the additional amounts required to be paid by this Section. The Issuer covenants to indemnify the Trustee and any Paying Agent for, and to hold them harmless against, any loss, liability or expense reasonably incurred without gross negligence or willful misconduct on their part arising out of or in connection with actions taken or omitted by any of them in reliance on any Issuer’s Certificate furnished pursuant to this Section 10.6.

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Whenever in this Indenture there is mentioned, in any context, the payment of the principal of or any premium, interest or any other amounts on, or in respect of, any Securities of any series, such mention shall be deemed to include mention of the payment of additional amounts provided by the terms of such series established hereby or pursuant hereto to the extent that, in such context, additional amounts are, were or would be payable in respect thereof pursuant to such terms, and express mention of the payment of additional amounts (if applicable) in any provision hereof shall not be construed as excluding the payment of additional amounts in those provisions hereof where such express mention is not made.
At least 30 days prior to each date on which any payment under or with respect to Securities of a series is due and payable (unless such obligation to pay additional amounts arises after the 30th day prior to the date on which payment under or with respect to Securities of a series is due and payable, in which case it will be promptly thereafter), if the Issuer will be obligated to pay additional amounts with respect to such payment, the Issuer will deliver to the Trustee an Issuer’s Certificate stating that such additional amounts will be payable and the amounts so payable and setting forth such other information as is necessary to enable the Trustee to pay such additional amounts to the holders of such Securities of a series on the payment date.

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ARTICLE 11
REDEMPTION OF SECURITIES
Section 11.1    Applicability of Article.
Securities of any series which are redeemable before their Stated Maturity shall be redeemable in accordance with their terms and (except as otherwise specified as contemplated by Section 3.1 for Securities of any series) in accordance with this Article Eleven.
Section 11.2    Election to Redeem; Notice to Trustee.
The election of the Issuer to redeem any Securities shall be evidenced by an Issuer Resolution. In case of any redemption at the election of the Issuer of less than all the Securities of any series, the Issuer shall, at least 15 days prior to the last date for the giving of notice of such redemption (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date and of the principal amount of Securities of such series to be redeemed and, if applicable, of the tenor of the Securities to be redeemed. In the case of any redemption of Securities (a) prior to the expiration of any restriction on such redemption provided in the terms of such Securities or elsewhere in this Indenture or (b) pursuant to an election of the Issuer that is subject to a condition specified in the terms of the Securities of the series to be redeemed, the Issuer shall furnish the Trustee with an Issuer’s Certificate evidencing compliance with such restriction or condition.
Section 11.3    Selection by Trustee of Securities to Be Redeemed.
If less than all the Securities of any series are to be redeemed (unless all of the Securities of such series and of a specified tenor are to be redeemed), the particular Securities to be redeemed shall be selected not more than 45 days prior to the Redemption Date by the Trustee, from the Outstanding Securities of such series not previously called for redemption, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions (equal to the minimum authorized denomination for Securities of that series or any integral multiple thereof) of the principal amount of Securities of such series of a denomination larger than the minimum authorized denomination for Securities of that series.
The Trustee shall promptly notify the Issuer in writing of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed. If the Securities of any series to be redeemed consist of Securities having different dates on which the principal is payable or different rates of interest, or different methods by which interest may be determined or have any other different tenor or terms, then the Issuer may, by written notice to the Trustee, direct that the Securities of such series to be redeemed shall be selected from among the groups of such Securities having specified tenor or terms and the Trustee shall thereafter select the particular Securities to be redeemed in the manner set forth in the preceding paragraph from among the group of such Securities so specified.

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For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Securities redeemed or to be redeemed only in part, to the portion of the principal amount of such Securities which has been or is to be redeemed.
Section 11.4    Notice of Redemption.
Notice of redemption shall be given by the Issuer in accordance with Section 1.7 not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Securities to be redeemed, at his address appearing in the Security Register.
All notices of redemption shall state:
(a)    the Redemption Date (which shall be a Business Day),
(b)    the Redemption Price, or if not then ascertainable, the manner of calculation thereof,
(c)    if less than all the Outstanding Securities of any series are to be redeemed, the identification (and, in the case of partial redemption, the principal amounts) of the particular Securities to be redeemed,
(d)    that on the Redemption Date the Redemption Price will become due and payable upon each such Security to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date,
(e)    the place or places where such Securities are to be surrendered for payment of the Redemption Price unless otherwise provided,
(f)    that the redemption is for a sinking fund, if such is the case, and
(g)    the CUSIP number and description of the particular Securities to be redeemed.
Notice of redemption of Securities to be redeemed at the election of the Issuer shall be given by the Issuer or, at the Issuer’s request, by the Trustee in the name and at the expense of the Issuer.
Section 11.5    Deposit of Redemption Price.
On the Business Day prior to any Redemption Date, the Issuer shall deposit with the Trustee or with a Paying Agent (or, if the Issuer is acting as its own Paying Agent, segregate and hold in trust as provided in Section 10.3) an amount of money sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued interest on, all the Securities which are to be redeemed on that date.
Section 11.6    Securities Payable on Redemption Date.

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Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Issuer shall default in the payment of the Redemption Price and accrued interest) such Securities shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with said notice, such Security shall be paid by the Issuer at the Redemption Price, together with accrued interest to the Redemption Date provided, however, that no such surrender shall be a condition to such payment if so specified as contemplated by Section 3.1 with respect to such Security and further provided, however, that unless otherwise specified with respect to Securities of any series as contemplated in Section 3.1, installments of interest whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant record dates according to their terms and the provisions of Section 3.7.
If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal (and premium, if any) shall, until paid, bear interest from the Redemption Date at the rate prescribed therefor in the Security.
Section 11.7    Securities Redeemed in Part.
Any Security which is to be redeemed only in part shall be surrendered at a Place of Payment therefor (with, if the Issuer or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Issuer and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing), and the Issuer shall execute, and the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of the same series and tenor, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

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ARTICLE 12
SINKING FUNDS
Section 12.1    Applicability of Article.
The provisions of this Article Twelve shall be applicable to any sinking fund for the retirement of Securities of a series except as otherwise specified as contemplated by Section 3.1 for Securities of such series.
The minimum amount of any sinking fund payment provided for by the terms of Securities of any series is herein referred to as a “mandatory sinking fund payment”, and any payment in excess of such minimum amount provided for by the terms of Securities of any series is herein referred to as an “optional sinking fund payment.” If provided for by the terms of Securities of any series, the cash amount of any sinking fund payment may be subject to reduction as provided in Section 12.2. Each sinking fund payment shall be applied to the redemption of Securities of any series as provided for by the terms of Securities of such series.
Section 12.2    Satisfaction of Sinking Fund Payments with Securities.
The Issuer (a) may deliver Outstanding Securities of a series (other than any previously called for redemption) and (b) may apply as a credit Securities of a series which have been redeemed either at the election of the Issuer pursuant to the terms of such Securities or through the application of permitted optional sinking fund payments pursuant to the terms of such Securities, in each case in satisfaction of all or any part of any sinking fund payment with respect to the Securities of such series required to be made pursuant to the terms of such Securities as provided for by the terms of such series; provided that such Securities have not been previously so credited. Such Securities shall be received and credited for such purpose by the Trustee at the Redemption Price specified in such Securities for redemption through operation of the sinking fund and the amount of such sinking fund payment shall be reduced accordingly.
Section 12.3    Redemption of Securities for Sinking Fund.
Not less than 45 days prior to each sinking fund payment date for any series of Securities (unless a shorter period shall be satisfactory to the Trustee), the Issuer will deliver to the Trustee an Issuer’s Certificate specifying the amount of the next ensuing sinking fund payment for that series pursuant to the terms of that series, the portion thereof, if any, which is to be satisfied by payment of cash and the portion thereof, if any, which is to be satisfied by delivering and crediting Securities of that series pursuant to Section 12.2 and stating the basis for such credit and that such Securities have not been previously so credited, and will also deliver to the Trustee any Securities to be so delivered. Not less than 30 days before each such sinking fund payment date the Trustee shall select the Securities to be redeemed upon such sinking fund payment date in the manner specified in Section 11.3 and cause notice of the redemption thereof to be given in the name of and at the expense of the Issuer in the manner provided in Section 11.4. Such notice having been duly given, the redemption of such Securities shall be made upon the terms and in the manner stated in Section 11.6 and Section 11.7.

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ARTICLE 13
DEFEASANCE
Section 13.1    Option to Effect Legal Defeasance or Covenant Defeasance.
The Issuer may, at its option evidenced by an Issuer Resolution set forth in an Issuer Certificate, and at any time, elect to have either Section 13.2 or Section 13.3 hereof be applied to all outstanding Securities upon compliance with the conditions set forth below in this Article Thirteen.
Section 13.2    Legal Defeasance and Discharge.
Upon the Issuer’s exercise under Section 13.1 hereof of the option applicable to this Section 13.2, the Issuer and each of the Guarantors will, subject to the satisfaction of the conditions set forth in Section 13.4 hereof, be deemed to have been discharged from their obligations with respect to all outstanding Securities (including the Securities Guarantees) on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Issuer and the Guarantors will be deemed to have paid and discharged the entire Debt represented by the outstanding Securities (including the Securities Guarantees), which will thereafter be deemed to be “outstanding” only for the purposes of Section 13.5 hereof and the other sections of this Indenture referred to in clauses (a) and (b) below, and to have satisfied all their other obligations under such Securities, the Securities Guarantees and this Indenture (and the Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which will survive until otherwise terminated or discharged hereunder:
(a)    the rights of Holders of Outstanding Securities to receive payments in respect of the principal of, or interest or premium, if any, on such Securities when such payments are due from the trust referred to in Section 13.4 hereof;
(b)    the Issuer’s obligations with respect to such Securities under Section 3.4, Section 3.5, Section 3.6, Section 10.2 and Section 10.3 hereof;
(c)    the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Issuer’s and the Guarantors’ obligations in connection therewith; and
(d)    this Article Thirteen.
Subject to compliance with this Article Thirteen, the Issuer may exercise its option under this Section 13.2 notwithstanding the prior exercise of its option under Section 13.3 hereof.
Section 13.3    Covenant Defeasance.
Upon the Issuer’s exercise under Section 13.1 hereof of the option applicable to this Section 13.3, the Issuer and each of the Guarantors will, subject to the satisfaction of the conditions set forth in Section 13.4 hereof, be released from each of their obligations under the covenants contained in Section 7.4, Section 8.1 and Section 14.4 hereof as well as any Additional

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Defeasible Provisions (such release and termination hereinafter referred to as “Covenant Defeasance”), and the Securities will thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Securities will not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Securities and Securities Guarantees, the Issuer and the Guarantors may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply will not constitute a Default or an Event of Default under Section 5.1 hereof, but, except as specified above, the remainder of this Indenture and such Securities and Securities Guarantees will be unaffected thereby. In addition, upon the Issuer’s exercise under Section 13.1 hereof of the option applicable to this Section 13.3 hereof, subject to the satisfaction of the conditions set forth in Section 13.4 hereof, Section 5.1(c) and Section 5.1(d) hereof and will not constitute Events of Default.
Section 13.4    Conditions to Legal or Covenant Defeasance.
In order to exercise either Legal Defeasance or Covenant Defeasance under either Section 13.2 or Section 13.3 hereof:
(a)    the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Securities, cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination of cash in U.S. dollars and non-callable U.S. Government Obligations, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm, or firm of independent public accountants to pay the principal of, or interest and premium, if any, on the Outstanding Securities on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Issuer must specify whether the Securities are being defeased to such stated date for payment or to a particular redemption date;
(b)    in the case of an election under Section 13.2 hereof, the Issuer must deliver to the Trustee an Opinion of Counsel confirming that:
(i)    the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling; or
(ii)    since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the Outstanding Securities will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same

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manner and at the same times as would have been the case if such Legal Defeasance had not occurred;
(c)    in the case of an election under Section 13.3 hereof, the Issuer must deliver to the Trustee an Opinion of Counsel confirming that the Holders of the Outstanding Securities will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
(d)    no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);
(e)    the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;
(f)    such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound;
(g)    the Issuer must deliver to the Trustee an Issuer’s Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders of Securities over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding any other creditors of the Issuer or others;
(h)    the Issuer must deliver to the Trustee an Issuer’s Certificate, stating that all conditions precedent set forth in clauses (a) through (g) of this Section 13.4 have been complied with; and
(i)    the Issuer must deliver to the Trustee an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions, qualifications and exclusions), stating that all conditions precedent set forth in clauses (b), (c), (e) and (f) of this Section 13.4 have been complied with; provided that the Opinion of Counsel with respect to clauses (e) and (f) of this Section 13.4 may be to the knowledge of such counsel and may be based on an Issuer’s Certificate.
Section 13.5    Deposited Money and U.S. Government Obligations to be Held in Trust, Other Miscellaneous Provisions.
Subject to Section 13.6 hereof, all money and non-callable U.S. Government Obligation (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 13.5, the “Trustee”) pursuant to Section 13.4 hereof in respect of the Outstanding Securities will be held in trust and applied by the Trustee, in

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accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as Paying Agent) as the Trustee may determine, to the Holders of such Securities of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.
The Issuer will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable U.S. Government Obligations deposited pursuant to Section 13.4 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the Outstanding Securities.
Notwithstanding anything in this Article Thirteen to the contrary, the Trustee will deliver or pay to the Issuer from time to time upon the request of the Issuer any money or non-callable U.S. Government Obligations held by it as provided in Section 13.4 hereof which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 13.4(a) hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.
Section 13.6    Repayment.
Any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of, premium, if any, or interest on any Security and remaining unclaimed for two years after such principal, premium, if any, or interest has become due and payable shall be paid to the Issuer on its request or (if then held by the Issuer) will be discharged from such trust; and the Holder of such Security will thereafter be permitted to look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, will thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuer cause to be published once, in the New York Times and The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which will not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Issuer.
Section 13.7    Reinstatement.
If the Trustee or Paying Agent is unable to apply any United States dollars or non-callable U.S. Government Obligations in accordance with Section 13.2 or Section 13.3 hereof, as the case may be, by reason of any order or judgment of any court or Governmental Authority enjoining, restraining or otherwise prohibiting such application, then the Issuer’s and the Guarantors’ obligations under this Indenture and the Securities and the Securities Guarantees will be revived and reinstated as though no deposit had occurred pursuant to Section 13.2 or Section 13.3 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 13.2 or Section 13.3 hereof, as the case may be; provided, however,

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that, if the Issuer makes any payment of principal of, premium, if any, or interest on any Note following the reinstatement of its obligations, the Issuer will be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by the Trustee or Paying Agent.

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ARTICLE 14
GUARANTEE OF SECURITIES
Section 14.1    Securities Guarantee.
(a)    Subject to the other provisions of this Article Fourteen, each of the Guarantors hereby, jointly and severally, guarantees to each Holder of a Security of each series to which this Article Fourteen has been made applicable as provided in Section 3.1(w) (the Securities of such series being referred to herein as the “Guaranteed Securities”) (which Security has been authenticated and delivered by the Trustee), and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Guaranteed Securities, the obligations of the Issuer hereunder or thereunder, that:
(i)    the principal of, premium, if any, and interest on the Guaranteed Securities will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest and premium, if any, on the Guaranteed Securities, if any, if lawful, and all other obligations of the Issuer to the Holders of Guaranteed Securities, or the Trustee hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and
(ii)    in case of any extension of time of payment or renewal of any Guaranteed Securities or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise.
The Guarantors will be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.
(b)    To the extent permissible under applicable law, the obligations of the Guarantors under this Securities Guarantee are unconditional, irrespective of the validity, regularity or enforceability of the Guaranteed Securities or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Guaranteed Securities with respect to any provisions hereof or thereof, the recovery of any judgment against the Issuer, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor. To the extent permitted by applicable law, each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest, notice and all demands whatsoever and covenant that this Securities Guarantee will not be discharged except by complete performance of the obligations contained in the Guaranteed Securities and this Indenture.
(c)    If any Holder or the Trustee is required by any court or otherwise to return to the Issuer, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to either the Issuer or the Guarantors, any amount paid by either to the

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Trustee or such Holder, this Securities Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.
(d)    Each Guarantor agrees that it will not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor further agrees that, to the extent permitted by applicable law, as between the Guarantors, on the one hand, and the Holders of Guaranteed Securities and the Trustee, on the other hand, (1) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article Five hereof for the purposes of this Securities Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article Five hereof, such obligations (regardless of whether due and payable) will forthwith become due and payable by the Guarantors for the purpose of this Securities Guarantee. The Guarantors will have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Securities Guarantee.
Section 14.2    Limitation on Guarantor Liability.
Each Guarantor, and by its acceptance of Guaranteed Securities, each Holder thereof, hereby confirms that it is the intention of all such parties that the Securities Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law to the extent applicable to any Securities Guarantee. To effectuate the foregoing intention, the Trustee, to the extent permitted under applicable law, the Holders and each Guarantor hereby irrevocably agree that the obligations of such Guarantor will be limited to the maximum amount that will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article Fourteen, result in the obligations of such Guarantor under its Securities Guarantee not constituting a fraudulent transfer or conveyance.
Section 14.3    Execution and Delivery of Securities Guarantee Notation.
To evidence its Securities Guarantee set forth in Section 14.1 hereof, each Guarantor hereby agrees that a notation of such Securities Guarantee substantially in the form set forth in Section 2.3 or established pursuant to an Issuer Resolution or in a supplemental indenture, in accordance with the provisions of Section 3.1, will be endorsed by an Officer of such Guarantor on each Guaranteed Security authenticated and delivered by the Trustee and that this Indenture will be executed on behalf of such Guarantor by one of its Officers.
Each Guarantor hereby agrees that its Securities Guarantee set forth in Section 14.1 hereof will remain in full force and effect notwithstanding any failure to endorse on each Guaranteed Security a notation of such Securities Guarantee.

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If an Officer whose signature is on this Indenture or on the Securities Guarantee no longer holds that office at the time the Trustee authenticates the Guaranteed Security on which a Securities Guarantee is endorsed, the Securities Guarantee will be valid nevertheless.
The delivery of any Guaranteed Security by the Trustee, after the authentication thereof hereunder, will constitute due delivery of the Securities Guarantee of such Guaranteed Security set forth in this Indenture on behalf of the Guarantors.
Section 14.4    Guarantor May Consolidate, Etc., Only on Certain Terms.
The Guarantor shall not consolidate or merge with or into any other Person or sell, convey, transfer, lease or otherwise dispose of all or substantially all of the properties and assets of the Guarantor to any other Person unless:
(a)    either: (i) the Guarantor is the surviving entity; or (ii) the Person formed by or surviving any such consolidation, amalgamation or merger or resulting from such conversion (if other than the Guarantor) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, limited liability company or limited liability partnership organized or existing under the laws of the United States, any state of the United States or the District of Columbia;
(b)    the Person formed by or surviving any such conversion, consolidation, amalgamation or merger (if other than the Guarantor) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Guarantor under the Securities and this Indenture pursuant to agreements reasonably satisfactory to the Trustee;
(c)    immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and
(d)    the Guarantor has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger, conveyance, sale, transfer or lease and such supplemental indenture, if any, comply with this Article Fourteen and that all conditions precedent herein provided for relating to such transaction have been complied with.
Section 14.5    Successor Substituted.
Upon any consolidation or merger of the Guarantor with or into any other Person or any sale, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of the Guarantor in accordance with Section 14.4, the successor or resulting Person formed by or resulting upon such consolidation or merger (if other than the Guarantor) or to which such sale, conveyance, transfer, lease or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Guarantor under any supplemental indenture with the same effect as if such successor Person had been named as the

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Guarantor therein, and thereafter the predecessor Guarantor and each of the Guarantors shall be relieved of all obligations and covenants under this Indenture and the Securities.

* * *
This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.
IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, as of the day and year first above written.
LIBERTY UTILITIES FINANCE GP1
By:     Ian Robertson
Name:    Ian Robertson
Title:    President
By:     David Bronicheski
Name:    David Bronicheski
Title:    Chief Financial Officer

THE BANK OF NEW YORK MELLON, as Trustee
By:     Catherine F. Donohue
Name:    Catherine F. Donohue
Title:    Vice President

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